Deutsche Bank
Earnings Report as of September 30, 2023

Exhibit 99.1

Deutsche Bank

Earnings Report as of September 30, 2023

Deutsche Bank
Earnings Report as of September 30, 2023

Content

Strategy
Group results
Segment results
Consolidated balance sheet
Outlook
Risks and opportunities
Risks
Opportunities
Risk information
Additional information
Management and Supervisory Board
Events after the reporting period
Basis of preparation/impact of changes in accounting principles
Total net revenues
Earnings per common share
Consolidated statement of comprehensive income
Impact of ECB Targeted Longer-term Refinancing Operations (TLTRO III)
Provisions
Non-current assets and disposal groups held for sale
Non-GAAP financial measures
Imprint

Deutsche Bank
Earnings Report as of September 30, 2023

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Deutsche Bank
Earnings Report as of September 30, 2023

Strategy

The following section provides an update on the progress of Deutsche Bank’s strategy implementation in the third quarter of 2023 and should be read in conjunction with the Strategy section provided in the Annual Report 2022.

Global Hausbank

In March 2022, Deutsche Bank outlined the bank’s strategic and financial roadmap through 2025, which aims to position Deutsche Bank as a Global Hausbank, and communicated the bank’s 2025 financial targets and capital objectives. The Global Hausbank strategy is underpinned by three key themes: risk management, sustainability and technology, which have become even more important considering the ongoing geopolitical and macro-economic challenges. In this environment, Deutsche Bank aims to leverage a more favorable interest rate environment, deploy risk management expertise to support clients, and allocate capital to high-return growth opportunities. As sustainability becomes ever more important, the bank aims to deepen its dialogue with and support for clients and broaden the agenda in respect of the bank’s own operations. As technology continues to evolve, Deutsche Bank aims to reap further cost savings, accelerate the transition to a digital bank and expand upon strategic partnerships, which are already creating substantial value.

Deutsche Bank’s key performance indicators 2025

Financial targets:

  – Post-tax Return on Average Tangible Shareholders Equity of above 10% for the Group
  – Compounded annual growth rate of revenues of 3.5% to 4.5%
  – Cost/income ratio of less than 62.5%

Capital objectives:

  – Common Equity Tier 1 capital ratio of approximately 13%
  – 50% Total payout ratio from 2025

Deutsche Bank reaffirms its financial targets and capital objectives for 2025.

Post-tax Return on Average Tangible Equity is a non-GAAP financial measure. Please refer to “Non-GAAP financial measures” of this report for the definitions of such measures and reconciliations to the IFRS numbers on which they are based.

Our financial targets and capital objectives are based on our financial results prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.

Progress on strategy implementation

In the third quarter of 2023, Deutsche Bank made further progress in accelerating the execution of its Global Hausbank strategy on all dimensions: revenue growth, operational and capital efficiency.

On revenue growth, Deutsche Bank delivered year-on-year revenue growth of 6% in the first nine months of 2023, and a compound annual growth rate from 2021 of 6.9% in the past twelve months, above the bank’s target of 3.5% – 4.5%. The bank made further strategic investments in capital-efficient and fee income-generating businesses and completed the acquisition of Numis, the UK corporate broker, on October 13, 2023. The Private Bank and Asset Management together attracted € 39 billion in net inflows in the first nine months of 2023, which drove growth in assets under management of € 66 billion across the two businesses in this period.

With regard to operational efficiency, Deutsche Bank aims for incremental operational efficiencies of € 2.5 billion annually, predominantly by 2025. Key initiatives are largely running in line with or ahead of plan, headcount reduction measures in senior non-client-facing staff have been completed and further workforce efficiency measures are in place. Further measures underway include streamlining front-to-back processes and optimization of the distribution network; the number of branches has been reduced by 93 in the first nine months of 2023.

Deutsche Bank
Earnings Report as of September 30, 2023

In respect of capital efficiency, around € 10 billion of Deutsche Bank’s 2025 risk weighted assets (RWA) optimization target of € 15-20 billion was already achieved by the end of the third quarter, without a material impact on revenues. Progress included data and process enhancements and securitization transaction during the quarter; additional portfolio measures are in progress, including optimized hedging and reductions in sub-hurdle lending. Given progress to date and further reduction potential, the bank has identified scope to increase its RWA reduction target by € 10 billion, to € 25-30 billion. Additionally, the bank’s latest analysis indicates that the impact on RWA from the implementation of Basel III requirements will be in the range of € 10 billion to € 15 billion lower than originally estimated. Taken together, these factors create potential to free up additional € 3 billion in capital through 2025.

Investment in innovation remains a key focus area of Deutsche Bank’s operational efficiency targets. In the third quarter of 2023, the bank broadened its technological reach including with the testing of Google Cloud's artificial intelligence (AI) tools that opened opportunities to explore future scalability to enable investments in client solutions and fuel revenue growth.

In the third quarter of 2023, the bank completed the migration of Postbank clients onto Deutsche Bank’s IT-platform, one of the largest IT migration projects in the European banking sector and fundamental to set the foundation for a more digital bank offering at Postbank. The migration is expected to make significant contributions to cost saving efforts, delivering anticipated savings of approximately € 300 million from 2025. While the IT migration focused on executing the transfer of clients and employees’ use of the new IT infrastructure, it led to operational issues and client backlogs that are being addressed by putting measures in place to support clients and resolve the issues by fourth quarter of 2023.

Sustainability

In the third quarter of 2023, Deutsche Bank made the following progress on the four pillars of the bank’s sustainability strategy: in the Sustainable Finance pillar, Deutsche Bank launched a new € 400 million loan portfolio in cooperation with the European Investment Bank to support mid-sized companies with their sustainable transformation ambitions. Eligible companies in the European Union will be able to apply for long-term loans from Deutsche Bank to finance their transition. The bank also acted as mandated lead arranger, underwriter, bookrunner and structuring agent on the U.S.$ 4.6 billion sustainability-linked loan for AirTrunk, a hyperscale data center specialist, to refinance its first sustainability-linked loan issued in 2021. Deutsche Bank also participated in a € 3 billion sustainability-linked financing for Energias de Portugal, supporting their decarbonization and renewables ramp-up. Moreover, the bank acted as joint bookrunner for Volkswagen Leasing’s € 2 billion triple-tranche inaugural Green Bond offering. The intended use of the proceeds is related to leasing contracts for individual battery electric vehicles. The issuance occurred under Volkswagen Leasing’s International Capital Market Association Green Bond Principles-aligned framework, for which Deutsche Bank acted as joint ESG coordinator. Finally, Deutsche Bank acted as lead arranger and sole bookrunner for a U.S.$ 125 million senior secured committed warehouse facility to Redaptive to deploy Energy-as-a-Service solutions for its sustainability programs.

With regard to the policies and commitments pillar, Deutsche Bank published the Green Financing Instruments Report for 2022 including the allocation and impact reporting on the bank’s Green Asset Pool and Liabilities. Deutsche Bank published the initial Transition Plan as well as net-zero targets for three additional carbon-intensive sectors in the bank’s corporate loan portfolio on October 19, 2023. The publication marks two further milestones in the bank’s Net-Zero Banking Alliance (NZBA) commitments since joining the NZBA in Spring 2021. The Transition Plan consolidates the bank’s definitions, methodologies, targets and achievements on its path to net-zero by 2050 in a single publication. It focuses on three dimensions of decarbonization: the bank’s own operations (Scope 1 and 2); supply chain (Scope 3, category 1-14); and financing provided to clients (Scope 3, category 15).

On the bank’s own operations, Deutsche Bank accelerated the regional sustainability transformation by rolling out a regional governance concept globally. Moreover, a playbook has been shared with regional functions to standardize processes and initiatives across energy, waste and water.

As for stakeholder engagement and thought leadership, the bank hosted events during the NYC Climate Week with international stakeholders from business, government, and civil society, e.g., the Net Zero Banking Alliance. On October 10, Deutsche Bank announced the formation of a new Nature Advisory Panel, which aims to help the bank assess nature-related risks and identify new financial product offerings tied to the challenge of reversing biodiversity loss. The Panel brings together senior Deutsche Bank executives with experts from external organizations including the United Nations, World Wide Fund (WWF) for Nature and The Nature Conservancy.

Deutsche Bank
Earnings Report as of September 30, 2023

Deutsche Bank Businesses

This section should be read in conjunction with the section Deutsche Bank: Deutsche Bank’s Organization in the Operating and Financial Review in the Annual Report 2022.

Corporate Bank

In the third quarter of 2023, Corporate Bank continued to make progress on the business segment’s strategic objectives, leveraging the Group’s strong brand and deep client relationships and aiming to offer a full range of advisory and financing solutions for corporate treasurers. Deutsche Bank was named ‘Best Bank for Cash Management’ and Transaction Bank of the Year for Western Europe’ in The Banker’s 2023 Transaction Banking Awards. Building on the standing as the leading Corporate Bank in its home market, the segment aims to remain the trusted partner for the German economy.

The segment is also committed to connecting financial institutions worldwide, a business where the bank is one of the market leaders. Corporate Bank’s initiatives target revenue growth with corporate clients across cash management and payments, including strengthening the fee-based business. In July 2023, Deutsche Bank was selected as the issuing partner for Miles & More, Europe’s leading loyalty program, from mid-2025. In addition, the segment intends to further expand its digital offerings. Consequently, in the second quarter of 2023, Deutsche Bank applied to the German Federal Financial Supervisory Authority (BaFin) to obtain a license for the custody of digital assets which is not expected until 2024. As Corporate Bank seeks to grow the business with clients globally, the segment is committed to applying sound risk management principles to maintain a high-quality loan portfolio and strict lending standards. Equally, the segment sees further potential to reduce its cost base from technology and front-to-back process optimization, as well as automation and location strategy.

Corporate Bank’s ambition is to become a leader in ESG and drive the transition to a sustainable economy by supporting corporate clients globally. ESG offerings will be an integral part of the segment’s approach. In the third quarter of 2023, Deutsche Bank and the European Investment Bank entered a new cooperation totaling € 400 million to support mid-sized companies with their sustainable transformation ambitions. At least half of the loans will be earmarked for financing projects that boost renewable energy production. Finally, Corporate Bank expects investments into new innovative products serving the real economy, like merchant solutions, to contribute to future sustainable growth.

Investment Bank

In the third quarter of 2023, Investment Bank continued to execute against the business segment’s strategic priorities. Within Fixed Income and Currencies, while business revenues were lower year on year, this was against an exceptionally strong prior year quarter. The Financing business continues to see strong ongoing client engagement with increased focus on private credit where Deutsche Bank has a strong franchise. Given the market environment, the focus remains on targeted and disciplined balance sheet deployment. Credit Trading revenues were higher compared to the prior year for both the quarter and year to date, with materially improved performance in the flow business, which has benefitted from strategic investment into coverage and product teams. This is expected to continue into 2024. The focused evolution of the Emerging Markets business continues, delivering revenue performance in the first nine months of the year well above the historical average. The strength of the Foreign Exchange business was recognized during the third quarter being awarded “Best Global FX Provider” at the recent Euromoney FX awards, the second year in a row that Deutsche Bank has been ranked #1. Origination & Advisory revenues increased year on year, both on a reported basis and excluding the prior year leveraged loan markdowns. Though the industry recovery has been slower than expected, Deutsche Bank continues to assess selected areas of growth and targeted investment, with a focus upon driving revenue and market share growth in Strategic Advisory. The current quarter performance also reflected a partial recovery in market share for the Debt Origination business (source: Dealogic). ESG continued to be a strategic focus area for the Investment Bank. During the quarter, Deutsche Bank acted as joint ESG coordinator and bookrunner on Volkswagen Leasing’s € 2 billion triple-tranche inaugural Green Bond offering, with the proceeds intended for their electric vehicle arm.

Deutsche Bank
Earnings Report as of September 30, 2023

Private Bank

Private Bank Germany continued momentum with double digit revenue growth in the third quarter compared to last year, backed by strong growth in deposits. Growth in assets under management was supported by significant net flows from the successful marketing campaigns for fixed rate products as well as net flows into investment products. The market for lending products, especially mortgages, slowed down due to consumer reluctance as a result of higher interest rates. As part of the ongoing digitalization efforts, Private Bank Germany launched Apple Pay for Postbank in the third quarter to offer clients additional cashless and convenient payment options.

In July 2023, the last step of the migration of Postbank clients onto Deutsche Bank’s IT-platform was completed. While the IT migration focused on executing the transfer of clients and employees use of the new IT infrastructure it led to operational issues and client backlog. Deutsche Bank has implemented several mitigation measures and devised a remediation plan, which will be monitored by the BaFin via a monitor as outlined in the respective order, published on October 2, 2023.

International Private Bank maintained focus and delivered on its strategic objectives in the third quarter. Despite continued macroeconomic challenges, International Private Bank attracted increasing flows into deposit and discretionary portfolio management offerings, thereby reflecting the stability of the brand and the attractiveness of the proposition. Additionally, the sustainable finance volumes increased, underpinned by ESG thought leadership initiatives from the Chief Investment Office. The business continued to apply strict cost discipline, thereby successfully managing costs in an inflationary environment. The benefits of OneBank and Bank for Entrepreneurs approach were reflected in the business successfully addressing the complex needs of wealthy entrepreneur clients. In Premium Banking, the segment continued its strategic transformation journey toward remote advisory and digital client interaction, while further optimizing capital efficiency in the retail/affluent financing businesses.

In ESG, both Private Bank businesses undertook various initiatives in line with the segment’s continued focus on sustainability. Since July 2023, Private Bank Germany made available a new ESG client reporting functionality via db AnlageKompass, which gives clients an overview of how they are positioned in the portfolio regarding their desired proportion of sustainability preferences. International Private Bank appointed ESG ambassadors within German regions to foster a culture of sustainability and improved the communication with the front office to align ESG efforts. International Private Bank also onboarded ten new ESG dedicated funds to support the increase in the Chief Investment Office’s ESG offering availability in sub-asset classes.

On July 12, 2023, Private Bank introduced a new organizational setup and a new composition of the Private Bank Executive Committee. This further strengthened the segment’s aim to improve client centricity and serve clients more effectively across regions.

Asset Management

Asset Management principally consists of DWS Group GmbH & Co., as a global asset manager with diverse investment capabilities that span traditional active and passive strategies, as well as alternative bespoke solutions, DWS is well-positioned to address industry challenges, market uncertainties and to capture market opportunities.

DWS has reassessed opportunities and assigned business lines into four key strategic clusters of Growth, Value, Build and Reduce, categorized by the differentiation of its capabilities and the market growth potential. The global presence of the passive investment platform enables DWS to be well-positioned to take advantage of the continuing shift in the markets toward passive investments, passive mutual funds, and mandates on passive Exchange-Traded Funds (ETFs). During the third quarter of 2023, several new funds were launched, including the first thematic ETFs in the U.S. and the European Real Estate Transformation Fund. In addition, DWS continued to invest into the transformation of their platform.

Sustainability is part of DWS’ overall strategy. In 2023, DWS updated its sustainability strategy to clearly define priorities in sustainability. Asset Management’s ambition is to enable clients to navigate the sustainable transformation of the real economy by providing them with investment expertise and solutions. The topic of climate change remains the core theme of Asset Management’s updated sustainability strategy.

Deutsche Bank
Earnings Report as of September 30, 2023

Group results

Deutsche Bank announced profit before tax of € 2.4 billion for the third quarter of 2023, up 175% compared to the third quarter of 2022.

Third quarter post-tax profit was € 1.7 billion, up 157% compared to the prior year quarter. The year-on-year development reflected an effective tax rate of 30% in the quarter, compared to 25% in the prior year quarter which benefited from the geographical mix of income.

Post-tax RoTE was 10.6%, compared to 3.8% in the third quarter of 2022. Post-tax return on average shareholders’ equity (RoE) was 9.5%, up from 3.4% in the prior year quarter. The year-on-year development in both ratios primarily reflected the growth in profit before tax, which more than offset the impacts of the higher tax rate and an increased total equity due to organic capital generation, and higher Additional Tier 1 (AT1) coupons compared to the prior year quarter. The cost/income ratio was 66%, significantly improved compared to the prior year quarter.

For the first nine months, profit before tax was € 5.4 billion, up 8% year on year, after absorbing nonoperating costs of € 943 million, up from € 170 million in the first nine months of 2022. Excluding nonoperating costs, profit before tax would have been € 6.3 billion in the first nine months of 2023, up 23% from € 5.1 billion in the prior year period. Post-tax profit in the first nine months was € 3.7 billion, down 2% year on year; the year-on-year development reflected higher nonoperating costs and an effective tax rate of 30%, compared to 24% in the prior year period.

Post-tax RoTE for the first nine months was 7.7%, compared to 8.4% in the prior year period, and post-tax RoE was 6.9%, down from 7.5% in the prior year period. The year-on-year development in both ratios reflected the aforementioned rises in the tax rate, total equity, and AT1 coupons compared to the prior year period. The cost/income ratio was 72%, unchanged year on year.

Assuming an equal apportionment of bank levies and excluding nonoperating costs, post-tax RoTE would have been 9.5%, up from 9.0% in the first nine months of 2022. Post-tax RoE would have been 8.5%, up from 8.0% in the prior year period. The cost/income ratio would have been 67%, down from 71% in the prior year period.

Progress on accelerated execution of the Global Hausbank strategy

Deutsche Bank made progress in accelerating execution of its Global Hausbank strategy on all dimensions during the quarter. In summary:

  – Revenue growth: Deutsche Bank delivered year-on-year revenue growth of 7% in the first nine months of 2023, and a compound annual growth rate over 2021 of 6.8% in the twelve months to September 30, 2023, above the bank’s target of 3.5% – 4.5% and the bank expects full-year 2023 revenues of around € 29 billon. The bank made further strategic investments in capital-efficient and fee income-generating businesses and completed the acquisition of Numis, the UK corporate broker, on October 13, 2023. The Private Bank and Asset Management together attracted € 39 billion in net inflows in the first nine months of 2023, which drove growth in assets under management of € 66 billion across the two businesses in this period
  – Operational efficiency: Deutsche Bank aims for incremental operational efficiencies of € 2.5 billion annually, predominantly by 2025. Key initiatives are largely running in line with or ahead of plan, headcount reduction measures in senior non-client-facing staff have been completed and further workforce efficiency measures are in place. Further measures underway include streamlining front-to-back processes and optimization of the distribution network; the number of branches has been reduced by 93 in the first nine months of 2023
  – Capital efficiency: Around € 10 billion of Deutsche Bank’s 2025 RWA optimization target of € 15-20 billion was already achieved by the end of the third quarter, without material impact on revenues. Progress included data and process enhancements and an additional securitization transaction during the quarter; additional portfolio measures are in progress, including optimized hedging and reductions in sub-hurdle lending. Given progress to date and further reduction potential, the bank has identified scope to increase its RWA reduction target by € 10 billion, to € 25-30 billion. Additionally, the bank’s latest analysis indicates that the impact on RWA from the implementation of Basel III requirements will be € 10-15 billion lower than originally estimated. Taken together, these factors create potential to free up additional capital of around € 3 billion through 2025.

Deutsche Bank
Earnings Report as of September 30, 2023

Revenues: outperforming strategic targets

Net revenues were € 7.8 billion, up 26% year on year, and up 30% if adjusted for specific items. These items included the non-recurrence of prior year positive impacts from workout activities related to Sal. Oppenheim in the Private Bank, and a lower benefit from debt valuation adjustments (DVAs) in the Investment Bank. For the first nine months, net revenues were € 22.6 billion, up 7%, and up 9% ex-specific items.

Revenue development by business segment was as follows:

  – Corporate Bank net revenues were € 1.9 billion in the third quarter, up 21% year on year. All businesses delivered double-digit year-on-year growth, driven by strong net interest income and continued pricing discipline. Revenues in Corporate Treasury Services were up 11% to € 1.0 billion, Institutional Client Services revenues rose 18% to € 472 million, and Business Banking revenues grew 71% to € 369 million. Deposits increased by € 15 billion to € 286 billion during the quarter. For the first nine months, net revenues were up 27% to € 5.8 billion. Corporate Treasury Services revenues were up 19% to € 3.3 billion, Institutional Client Services revenues rose 23% to € 1.4 billion, and Business Banking revenues rose 69% to € 1.1 billion. Deutsche Bank was named ‘Best Bank for Cash Management’ and Transaction Bank of the Year for Western Europe’ in The Banker’s 2023 Transaction Banking Awards
  – Investment Bank net revenues were € 2.3 billion in the quarter, down 4% year on year and essentially flat if adjusted for the aforementioned reduction in DVA benefit to € 5 million, down from € 91 million in the prior year quarter. FIC Sales & Trading (FIC) revenues were € 1.9 billion, down 12% from the exceptional levels of the prior year quarter. Revenues in Rates, Foreign Exchange, Emerging Markets and Financing were lower compared to an unusually strong prior year quarter, while revenues in Credit Trading were significantly higher, driven by improvements in flow business and strong performance in Distressed. Origination & Advisory revenues were € 323 million, up more than three-fold year-on-year, and up 56% if adjusted for the non-recurrence of leveraged lending markdowns in the prior year quarter. Leveraged Debt Capital Markets saw a year-on-year recovery in market share which more than offset year-on-year revenue declines in Investment Grade Debt and Advisory revenues, both reflecting a lower industry fee pool (source: Dealogic). For the first nine months, net revenues were € 7.3 billion, down 12%. Revenues in FIC were € 6.4 billion, down 13%, while revenues in Origination & Advisory grew 17% to € 941 million. Deutsche Bank was named ‘Best Global FX Provider’ in the Euromoney FX Awards for 2023
  – Private Bank net revenues were € 2.3 billion in the quarter, up 3% year on year and up 9% if adjusted for the non-recurrence of Sal. Oppenheim workout activities in the prior year quarter. Higher revenues from deposit products, driven by higher net interest margins, more than offset lower fee income, lower loan revenues and the negative year-on-year impact of foreign exchange rate movements. Revenues in the Private Bank Germany grew 16% to € 1.5 billion. Revenues in the International Private Bank were down 13% to € 845 million, or up 2% if adjusted for the non-recurrence of € 110 million in revenues from Sal. Oppenheim workout activities and of approximately € 15 million from Deutsche Bank Financial Advisors in Italy, divested in the fourth quarter of 2022, together with negative foreign exchange rate impacts of around € 20 million. Assets under Management rose by € 5 billion to € 547 billion during the quarter, as net inflows of € 9 billion and positive foreign exchange rate movements of € 3 billion more than offset a negative impact of € 7 billion from lower market levels. For the first nine months, net revenues were up 8% to € 7.2 billion, and up 10% if adjusted for the non-recurrence of € 119 million in revenues from Sal. Oppenheim workout activities in the prior year period. Revenues in the Private Bank Germany rose 15% to € 4.6 billion. Revenues in the International Private Bank were € 2.6 billion, down 3%, or up 4% if adjusted for the aforementioned non-recurrence of prior year revenues from Sal. Oppenheim workout activities and of approximately € 50 million from Deutsche Bank Financial Advisors, together with negative foreign exchange rate movements of € 15 million. Assets under Management were € 547 billion, up by € 28 billion in the first nine months, driven largely by net inflows of € 22 billion
  – Asset Management net revenues were € 594 million in the third quarter, down 10% year on year. This development principally reflected lower performance fees, the mark-to-market of co-investments and foreign exchange rate movements. Assets under management rose slightly to € 860 billion during the quarter; net inflows of € 2 billion, driven by Passive, and favorable foreign exchange rate movements more than offset the impact of lower market valuations. For the first nine months, net revenues were € 1.8 billion, down 10% compared to the first nine months of 2022, reflecting lower management fees and significantly lower investment income. Assets under management grew by € 38 billion in the first nine months, compared to a decline of € 94 billion in the first nine months of 2022; net inflows were € 17 billion, compared to net outflows of € 18 billion in the prior year period.

Deutsche Bank
Earnings Report as of September 30, 2023

Noninterest expenses: modest rises in adjusted costs

Noninterest expenses were € 5.2 billion in the third quarter, up 4% year on year. This development partly reflected nonoperating costs of € 199 million, up from € 75 million in the prior year quarter, comprising € 105 million in litigation charges relating mainly to longstanding matters and € 94 million in restructuring and severance relating to accelerated execution of the bank’s Global Hausbank strategy. Adjusted costs, which exclude these items, were € 5.0 billion, up 2%, below the rate of inflation despite the cumulative impact of investments in business growth, technology and controls in recent periods, partly offset by favorable foreign exchange movements.

For the first nine months, noninterest expenses were € 16.2 billion, up 7%. The year-on-year increase was driven by nonoperating costs of € 943 million, up from € 170 million in the first nine months of 2022. Adjusted costs were € 15.2 billion, up 2% from the prior year period, or 3% excluding foreign exchange movements, despite continued investments and inflationary headwinds.

The workforce rose by 2,204 internal full-time equivalents (FTEs) to 89,260 during the quarter. This development reflected strategic hiring, graduates joining during the quarter and the ongoing internalization of external FTEs, partly offset by leavers related to operational efficiency measures during the quarter.

Credit provisions remain in line with full year guidance

Provision for credit losses was € 245 million in the third quarter, down from € 401 million in the second quarter. Performing (Stage 1 and 2) loans saw provision releases of € 101 million, reflecting model changes and improved macroeconomic forecasts for the U.S. which primarily impact the Corporate Bank and Investment Bank. Provision for non-performing (Stage 3) loans was € 346 million, up slightly from € 338 million in the previous quarter.

For the first nine months, provision for credit losses was € 1.0 billion, or 28 bps of average loans. For the full year 2023, Deutsche Bank reaffirms its expectation for provision for credit losses to be at the upper end of its communicated range of 25-30 basis points.

Strong capital management

The Common Equity Tier 1 (CET1) capital ratio was 13.9% at the end of the third quarter, up from 13.8% at the end of the second quarter, and substantially above the bank’s 2025 capital objective of around 13%. This development reflected the positive impacts of organic capital generation from net income, benefits from data and process optimization as part of the bank’s capital efficiency measures, and lower credit risk RWAs. These more than offset a negative impact of 38 basis points from regulatory changes, in line with guidance and predominantly reflecting the first-time recognition of newly approved wholesale and retail models, and the negative impact of deductions for share buybacks and dividends.

The leverage ratio was 4.7% in the quarter, in line with the previous quarter. The positive impact of a € 1 billion reduction in leverage exposure to € 1,235 billion was offset by the Tier 1 capital change in line with a CET1 capital movement during the quarter.

Share repurchases during the quarter amounted to approximately 27.5 million shares for a total consideration of approximately € 271 million, just over 60% of the € 450 million anticipated by year-end 2023 as announced on July 25, 2023. This brought total distributions to shareholders, through share repurchases and dividends, to approximately € 1.57 billion through the full year 2022 and the first nine months of 2023, well on track towards the bank’s targets for total distributions of over € 1 billion in 2023 and € 1.75 billion over 2022 and 2023, with further buybacks anticipated in 2024.

Liquidity and funding strength

Liquidity reserves were € 245 billion at the end of the third quarter, up slightly from € 244 billion at the end of the second quarter, including High Quality Liquid Assets of € 210 billion. The Liquidity Coverage Ratio was 132%, above the regulatory requirement of 100%, representing a surplus of € 51 billion. The Net Stable Funding Ratio was 121%, slightly above the bank’s target range of 115-120%, and representing a surplus of € 105 billion above required levels.

Deposits grew by € 18 billion to € 611 billion during the quarter, driven largely by the aforementioned growth of € 15 billion in Corporate Bank deposits.

Deutsche Bank
Earnings Report as of September 30, 2023

Sustainable Finance: further progress toward targets

Environment, Social and Governance (ESG)-related financing and investment volumes were € 11 billion ex-DWS in the quarter, bringing the cumulative total since January 1, 2020, to € 265 billion, including € 50 billion in the first nine months of 2023. Deutsche Bank aims for a cumulative total of over € 500 billion ex-DWS by the end of 2025.

In the third quarter, Deutsche Bank’s businesses contributed as follows:

  – Corporate Bank: € 3 billion in sustainable financing, raising the Corporate Bank’s cumulative total since January 1, 2020, to € 50 billion
  – Investment Bank: € 7 billion in sustainable financing and capital market issuance, for a cumulative total of € 159 billion since January 1, 2020
  – Private Bank: € 1 billion growth in ESG assets under management and new client lending, and a cumulative total of € 56 billion since January 1, 2020.

On October 19, 2023, Deutsche Bank published its initial Transition Plan, outlining the bank’s progress to date and future roadmap for achieving net zero emissions by 2050. This publication covers the bank’s strategy, policies and progress to date on reducing emissions in its own operations, its value chain, and its business with clients. The Transition Plan also includes net zero targets in three additional carbon-intensive sectors in the bank’s corporate loan portfolio, in line with Deutsche Bank’s commitments as a member of the Net Zero Banking Alliance.

On October 10, 2023, Deutsche Bank announced the formation of a new Nature Advisory Panel, which aims to help the bank assess nature-related risks and identify new financial product offerings tied to the challenge of reversing biodiversity loss. The Panel brings together senior Deutsche Bank executives with experts from external organizations including the United Nations, World Wide Fund for Nature and The Nature Conservancy.

Deutsche Bank
Earnings Report as of September 30, 2023

Group results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2023	Sep 30, 2022	Absolute Change	Change in %	Sep 30, 2023	Sep 30, 2022	Absolute Change	Change in %
Net revenues:
Of which:
Corporate Bank	1,889	1,564	325	21	5,805	4,577	1,228	27
Investment Bank	2,271	2,372	(101)	(4)	7,323	8,341	(1,018)	(12)
Private Bank	2,343	2,267	75	3	7,180	6,647	533	8
Asset Management	594	661	(66)	(10)	1,803	1,998	(195)	(10)
Corporate & Other	684	(699)	1,383	N/M	509	(511)	1,021	N/M
Total net revenues	7,781	6,165	1,616	26	22,621	21,052	1,569	7
Provision for credit losses	245	350	(105)	(30)	1,017	875	143	16
Noninterest expenses:
Compensation and benefits	2,765	2,706	59	2	8,273	8,053	220	3
General and administrative expenses	2,399	2,252	147	7	7,816	7,233	583	8
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	(0)	(5)	5	(99)	134	(85)	219	N/M
Total noninterest expenses	5,164	4,954	211	4	16,223	15,201	1,022	7
Profit (loss) before tax	2,372	861	1,511	175	5,380	4,976	404	8
Income tax expense (benefit)	711	214	497	N/M	1,635	1,174	462	39
Profit (loss)	1,661	647	1,014	157	3,745	3,802	(58)	(2)
Profit (loss) attributable to noncontrolling interests	24	33	(9)	(26)	89	106	(17)	(16)
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	1,637	614	1,022	166	3,656	3,697	(40)	(1)
Profit (loss) attributable to additional equity components	146	94	52	55	422	353	69	20
Profit (loss) attributable to Deutsche Bank shareholders	1,491	520	971	187	3,234	3,344	(110)	(3)

Post-tax return on average tangible shareholders' equity[1]	10.6%	3.8%	6.7ppt	N/M	7.7%	8.4%	(0.7)ppt	N/M
Cost/income ratio	66.4%	80.4%	(14.0)ppt	N/M	71.7%	72.2%	(0.5)ppt	N/M
Common Equity Tier 1 capital ratio	13.9%	13.3%	0.6ppt	N/M	13.9%	13.3%	0.6ppt	N/M

Loans (gross of allowance for loan losses, in € bn)[2]	492	510	(19)	(4)	492	510	(19)	(4)
Deposits (in € bn)[2]	618	638	(20)	(3)	618	638	(20)	(3)
Risk-weighted assets (in € bn)[2]	354	369	(15)	(4)	354	369	(15)	(4)
of which: operational risk RWA (in € bn)[2]	59	58	0	0	59	58	0	0
Leverage exposure (in € bn)[2]	1,235	1,310	(75)	(6)	1,235	1,310	(75)	(6)
Employees (full-time equivalent)[2]	89,260	84,556	4,703	6	89,260	84,556	4,703	6
Post-tax return on average shareholders' equity[1]	9.5%	3.4%	6.1ppt	N/M	6.9%	7.5%	(0.6)ppt	N/M
Leverage ratio	4.7%	4.3%	0.4ppt	N/M	4.7%	4.3%	0.4ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; for further information, please refer to “Additional Information: Non-GAAP Financial Measures” of this report

2As of quarter-end

Deutsche Bank
Earnings Report as of September 30, 2023

Capital expenditures and divestitures

During the first nine months of 2023, the Group announced the following significant capital expenditures:

In April 2023, Deutsche Bank announced that it reached an agreement on an all-cash offer for the acquisition of Numis Corporation Plc, London/United Kingdom (“Numis”). On October 13, 2023, Deutsche Bank completed the transaction and acquired a 100% interest in Numis for a cash purchase price of GBP 397 million. The acquisition is intended to allow Deutsche Bank to accelerate its Global Hausbank strategy by unlocking a much deeper engagement with corporate clients in the United Kingdom.

The determination of the fair values of the identifiable acquired assets and liabilities assumed at the closing date is ongoing and such fair values are currently not reliably estimable. Deutsche Bank expects to assign any related goodwill to the Investment Bank cash-generating unit (CGU). Given the value of the Investment Bank CGU it is further expected that any recognized goodwill will be considered impaired and immediately written off in the fourth quarter 2023.

During the first nine months of 2023, the Group did not make any significant divestitures.

Deutsche Bank
Earnings Report as of September 30, 2023

Segment results

Corporate Bank

Profit before tax was € 805 million in the quarter, more than double the prior year quarter. Post-tax RoTE was 18.3%, up from 9.3% in the prior year quarter, and post-tax RoE was 16.8%, up from 8.6%. The cost/income ratio was 57%, down from 70% in the third quarter of 2022.

Net revenues were € 1.9 billion, 21% higher year on year, driven by double-digit growth across all the Corporate Bank’s businesses. Revenue growth was driven by net interest income in an environment of higher interest rates and continued pricing discipline. Deposits were € 286 billion, down 2%, or € 5 billion, year on year, but increased by 6%, or € 15 billion, compared to the previous quarter. Loans gross of allowances for loan losses were down 9%, or € 12 billion compared to the third quarter of 2022 and increased by 1%, or € 1 billion, compared to the previous quarter.

Corporate Treasury Services revenues were € 1.0 billion, up 11% year on year, while Institutional Client Services revenues were up 18% to € 472 million and Business Banking revenues rose 71% year on year to € 369 million.

Noninterest expenses were € 1.1 billion, down 2% year on year driven by foreign exchange rate movements. Adjusted costs were € 1.0 billion, down 3% year on year.

Provision for credit losses was € 11 million in the quarter, down from € 75 million in the prior year quarter. This reflected a lower number of impairments in the quarter and further benefits from Stage 3 recoveries as well as model changes impacting Stage 1 and 2 performing loans.

In the first nine months, profit before tax was € 2.3 billion, up by more than double year on year. Post-tax RoTE rose to 17.1%, from 8.7% in the prior year period, while post-tax RoE was 15.8%, up from 8.0%. The cost/income ratio improved to 57%, from 70% in the prior year period. This development was driven by 27% growth in net revenues to € 5.8 billion, while noninterest expenses rose 3% to € 3.3 billion and adjusted costs remained flat at € 3.2 billion, together with a 31% reduction in provision for credit losses to € 192 million.

Deutsche Bank
Earnings Report as of September 30, 2023

Corporate Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2023	Sep 30, 2022	Absolute Change	Change in %	Sep 30, 2023	Sep 30, 2022	Absolute Change	Change in %
Net revenues:
Corporate Treasury Services	1,049	947	102	11	3,313	2,793	520	19
Institutional Client Services	472	400	71	18	1,411	1,144	266	23
Business Banking	369	216	152	71	1,081	640	442	69
Total net revenues	1,889	1,564	325	21	5,805	4,577	1,228	27
Of which:
Net interest income	1,211	894	317	35	3,856	2,499	1,357	54
Commissions and fee income	586	597	(11)	(2)	1,735	1,788	(53)	(3)
Remaining income	92	73	19	26	214	290	(76)	(26)
Provision for credit losses	11	75	(64)	(86)	192	279	(87)	(31)
Noninterest expenses:
Compensation and benefits	383	362	21	6	1,118	1,070	48	4
General and administrative expenses	691	733	(42)	(6)	2,196	2,147	49	2
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	(0)	(1)	1	(83)	(0)	(4)	3	(97)
Total noninterest expenses	1,073	1,094	(20)	(2)	3,314	3,214	100	3
Noncontrolling interests	0	0	0	N/M	0	0	0	N/M
Profit (loss) before tax	805	395	410	104	2,299	1,084	1,215	112

Employees (front office, full-time equivalent)[1]	7,822	7,432	390	5	7,822	7,432	390	5
Employees (business-aligned operations, full-time equivalent)[1]	7,240	6,322	917	15	7,240	6,322	917	15
Employees (allocated central infrastructure, full-time equivalent)[1]	9,341	8,063	1,278	16	9,341	8,063	1,278	16
Total employees (full-time equivalent)[1]	24,402	21,817	2,585	12	24,402	21,817	2,585	12
Total assets (in € bn)[1,2]	254	268	(13)	(5)	254	268	(13)	(5)
Risk-weighted assets (in € bn)[1]	69	77	(8)	(10)	69	77	(8)	(10)
of which: operational risk RWA (in € bn)[1]	6	5	0	6	6	5	0	6
Leverage exposure (in € bn)[1]	299	328	(29)	(9)	299	328	(29)	(9)
Deposits (in € bn)[1]	286	291	(5)	(2)	286	291	(5)	(2)
Loans (gross of allowance for loan losses, in € bn)[1]	117	129	(12)	(9)	117	129	(12)	(9)
Cost/income ratio	56.8%	69.9%	(13.1)ppt	N/M	57.1%	70.2%	(13.1)ppt	N/M
Post-tax return on average shareholders’ equity	16.8%	8.6%	8.2ppt	N/M	15.8%	8.0%	7.7ppt	N/M
Post-tax return on average tangible shareholders’ equity	18.3%	9.3%	9.0ppt	N/M	17.1%	8.7%	8.4ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

2Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances

Deutsche Bank
Earnings Report as of September 30, 2023

Investment Bank

Profit before tax was € 667 million, down 7% year on year, although 5% higher if adjusted for Debt Valuation Adjustments (DVA) which were significantly lower than in the prior year quarter. Revenues excluding DVA and costs were essentially flat year over year, with provision for credit losses materially lower. Driven in part by the development in DVA, post-tax RoTE declined to 6.2% and post-tax RoE to 5.9%, compared to 7.6% and 7.3% respectively in the prior year quarter. The cost/income ratio was 68%, compared to 64% in the prior year quarter.

Net revenues were € 2.3 billion, essentially flat excluding the aforementioned DVA revenues and down 4% year on year on a reported basis. Revenues in FIC Sales & Trading were lower relative to a very strong third quarter of 2022, reflecting higher levels of volatility and market activity. This was partially offset by significantly higher Origination & Advisory revenues, primarily due to the non-recurrence of leveraged lending markdowns in Debt Origination which impacted the prior year quarter.

FIC Sales & Trading revenues were € 1.9 billion, down 12% year on year compared to an exceptionally strong prior year quarter. Rates, Foreign Exchange and Emerging Markets revenues were all lower compared to a very strong prior year quarter. Financing revenues remained strong on an absolute basis, though down year on year, due to the non-repeat of a material item in the prior year quarter. Credit Trading revenues were significantly higher, with ongoing improvements in the flow business and another strong performance in Distressed.

Origination & Advisory revenues were € 323 million, up over three-fold compared to the prior year quarter, which was impacted by leveraged lending markdowns; excluding these, revenues still outperformed the fee pool year-over-year. Debt Origination revenues were significantly higher, primarily benefitting from the non-recurrence of the aforementioned leveraged lending markdowns, and a partial year on year recovery in market share for Leveraged Debt Capital Markets (source: Dealogic). While Investment Grade Debt revenues were lower, the business saw market share gains in a lower industry fee pool (source: Dealogic). Advisory revenues were significantly lower, reflecting the decline in the industry fee pool (source: Dealogic).

Noninterest expenses were € 1.5 billion in the quarter, essentially flat year on year.

Provision for credit losses was € 63 million in the quarter, or 25 basis points of average loans. The decrease versus the prior year was primarily driven by model changes affecting Stage 1 and 2 performing loans, partially offsetting the Stage 3 impact from Commercial Real Estate.

For the first nine months of 2023, profit before tax was € 2.1 billion, down 35% year on year. This development reflected a 12% decline in net revenues to € 7.3 billion and a 3% rise in noninterest expenses to € 5 billion. Provision for credit losses was € 244 million in the first nine months, and essentially flat to the prior year period. Post-tax RoTE was 6.6%, compared to 11.7% in the prior year period, and post-tax RoE was 6.3%, versus 11.2% in the first nine months of 2022.

Deutsche Bank
Earnings Report as of September 30, 2023

Investment Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2023	Sep 30, 2022	Absolute Change	Change in %	Sep 30, 2023	Sep 30, 2022	Absolute Change	Change in %
Net revenues:
Fixed Income, Currency (FIC) Sales & Trading	1,932	2,193	(262)	(12)	6,437	7,418	(981)	(13)
Debt Origination	229	6	223	N/M	654	334	320	96
Equity Origination	23	(2)	25	N/M	75	77	(2)	(3)
Advisory	71	91	(20)	(22)	212	391	(179)	(46)
Origination & Advisory	323	95	228	N/M	941	802	139	17
Other	16	83	(67)	(81)	(55)	121	(176)	N/M
Total net revenues	2,271	2,372	(101)	(4)	7,323	8,341	(1,018)	(12)
Provision for credit losses	63	132	(69)	(52)	244	240	4	2
Noninterest expenses:
Compensation and benefits	616	579	37	6	1,874	1,779	96	5
General and administrative expenses	931	927	4	0	3,110	3,063	47	2
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	(1)	10	(11)	N/M	(1)	13	(15)	N/M
Total noninterest expenses	1,546	1,517	29	2	4,984	4,855	129	3
Noncontrolling interests	(5)	3	(8)	N/M	1	7	(6)	(86)
Profit (loss) before tax	667	719	(53)	(7)	2,094	3,239	(1,145)	(35)

Employees (front office, full-time equivalent)[1]	4,644	4,359	286	7	4,644	4,359	286	7
Employees (business-aligned operations, full-time equivalent)[1]	3,690	3,199	491	15	3,690	3,199	491	15
Employees (allocated central infrastructure, full-time equivalent)[1]	11,808	10,396	1,412	14	11,808	10,396	1,412	14
Total employees (full-time equivalent)[1]	20,142	17,954	2,188	12	20,142	17,954	2,188	12
Total assets (in € bn)[1,2]	714	819	(105)	(13)	714	819	(105)	(13)
Risk-weighted assets (in € bn)[1]	142	144	(2)	(1)	142	144	(2)	(1)
of which: operational risk RWA (in € bn)[1]	23	23	(0)	(2)	23	23	(0)	(2)
Leverage exposure (in € bn)[1]	551	584	(33)	(6)	551	584	(33)	(6)
Deposits (in € bn)[1]	15	17	(2)	(12)	15	17	(2)	(12)
Loans (gross of allowance for loan losses, in € bn)[1]	103	105	(2)	(2)	103	105	(2)	(2)
Cost/income ratio	68.1%	64.0%	4.1ppt	N/M	68.1%	58.2%	9.8ppt	N/M
Post-tax return on average shareholders’ equity	5.9%	7.3%	(1.4)ppt	N/M	6.3%	11.2%	(4.9)ppt	N/M
Post-tax return on average tangible shareholders’ equity	6.2%	7.6%	(1.4)ppt	N/M	6.6%	11.7%	(5.1)ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

2Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances

Deutsche Bank
Earnings Report as of September 30, 2023

Private Bank

Profit before tax was € 337 million in the quarter, compared to € 395 million in the prior year quarter. This development reflected the non-recurrence of € 110 million in revenues from Sal. Oppenheim in the prior year quarter, and restructuring and severance expenses of € 35 million in the current quarter, compared to a net release in the prior year quarter. Reflecting these items, the cost/income ratio increased to 78%, from 75% in the prior year quarter, while post-tax RoTE declined from 8.3% to 6.2% and post-tax RoE from 7.6% to 5.7%. Excluding specific revenue items and nonoperating costs, profit before tax would have been up 27% year on year.

Net revenues were € 2.3 billion, up 3% year on year, or up 9% if adjusted for Sal. Oppenheim workout activities. Revenue growth was driven by higher net interest income from deposit products, as the net interest margin increased to 2.3% compared to 1.9% in the prior year quarter. This was in part offset by lower fee income, lower loan revenues in a rising interest rate environment and negative foreign exchange rate movements. The Private Bank attracted net inflows into assets under management of € 9 billion in the quarter, with net inflows in both investment products and deposits. Quarterly loan development reflected lower client demand against a backdrop of rising interest rates mainly in mortgage loans in Germany as well as client deleveraging in APAC.

Net revenues in the Private Bank Germany grew significantly by 16% to € 1.5 billion in the quarter. Growth was driven by higher net interest income from deposit products, which more than offset impacts from lower fee income due to changes in contractual conditions.

In the International Private Bank, net revenues were € 845 million, down 13% year on year, or up 2% if adjusted for the aforementioned impact of specific items, the non-recurring revenues of approximately € 15 million following a business divestiture in Deutsche Bank Financial Advisors in Italy in the fourth quarter of 2022 and negative year over year foreign exchange rate movements of € 20 million. Higher deposit revenues were offset by lower loan and investment revenues mainly in the APAC region.

Assets under management in the Private Bank were € 547 billion at quarter end, up € 5 billion in the quarter. The increase was driven by net inflows of € 9 billion and by a € 3 billion beneficial impact from foreign exchange rate movements partly offset by a € 7 billion negative impact from lower market levels.

Noninterest expenses were € 1.8 billion, up 7% year on year. This development was partly attributable to restructuring and severance of € 35 million in the quarter while the prior year quarter benefited from a net release. Adjusted costs, which exclude these items, were up 5%, mainly reflecting investments in infrastructure control improvements and higher internal cost allocations, whereas costs in the prior year period included a beneficial impact from deposit protection costs. Inflation impacts were partly mitigated by continued savings from transformation programs.

Provision for credit losses was € 174 million, or 27 basis points of average loans, compared to 24 basis points of average loans in the prior year quarter. The current quarter included effects from temporary operational backlog. The development of the overall portfolio continued to reflect the high quality of the loan book, especially in the retail businesses, and ongoing tight risk discipline.

For the first nine months of 2023, profit before tax was € 800 million, down 34% year on year. This development reflected a 8% increase in net revenues to € 7.2 billion and a 14% rise in noninterest expenses to € 5.8 billion. Provision for credit losses was € 588 million, up from € 358 million in the prior year period, largely reflecting a small number of single name losses in the International Private Bank in the first quarter of 2023. Post-tax RoTE was 4.8%, down from 8.5% in the prior period, while post-tax RoE was 4.4%, down from 7.8%, and the cost/income ratio was 81%, up from 76% versus the prior period. Adjusted for the non-recurrence of € 119 million in revenues from Sal. Oppenheim workout activities in the prior year and nonoperating costs of € 325 million in 2023 compared to a benefit of € 126 million in the prior year period, profit before tax would have been up 17% year on year.

Deutsche Bank
Earnings Report as of September 30, 2023

Private Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2023	Sep 30, 2022	Absolute Change	Change in %	Sep 30, 2023	Sep 30, 2022	Absolute Change	Change in %
Net revenues:
Private Bank Germany	1,497	1,290	207	16	4,582	3,973	609	15
International Private Bank	845	977	(132)	(13)	2,598	2,674	(76)	(3)
Premium Banking	245	214	31	14	744	690	53	8
Wealth Management & Bank for Entrepreneurs	601	764	(163)	(21)	1,854	1,983	(129)	(7)
Total net revenues	2,343	2,267	75	3	7,180	6,647	533	8
Of which:
Net interest income	1,512	1,287	225	17	4,587	3,745	842	22
Commissions and fee income	714	758	(45)	(6)	2,215	2,498	(283)	(11)
Remaining income	117	222	(105)	(47)	378	404	(26)	(6)
Provision for credit losses	174	161	14	9	588	358	230	64
Noninterest expenses:
Compensation and benefits	693	698	(4)	(1)	2,098	2,081	16	1
General and administrative expenses	1,137	1,028	109	11	3,560	3,092	468	15
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	0	(14)	15	N/M	135	(94)	229	N/M
Total noninterest expenses	1,831	1,711	119	7	5,792	5,079	713	14
Noncontrolling interests	0	(0)	0	N/M	0	(0)	0	N/M
Profit (loss) before tax	337	395	(58)	(15)	800	1,210	(410)	(34)

Employees (front office, full-time equivalent)[1]	20,828	21,453	(626)	(3)	20,828	21,453	(626)	(3)
Employees (business-aligned operations, full-time equivalent)[1]	5,735	5,949	(214)	(4)	5,735	5,949	(214)	(4)
Employees (allocated central infrastructure, full-time equivalent)[1]	11,850	10,123	1,727	17	11,850	10,123	1,727	17
Total employees (full-time equivalent)[1]	38,413	37,525	887	2	38,413	37,525	887	2
Total assets (in € bn)[1,2]	329	334	(5)	(2)	329	334	(5)	(2)
Risk-weighted assets (in € bn)[1]	86	87	(0)	(0)	86	87	(0)	(0)
of which: operational risk RWA (in € bn)[1]	8	7	0	5	8	7	0	5
Leverage exposure (in € bn)[1]	338	345	(7)	(2)	338	345	(7)	(2)
Deposits (in € bn)[1]	309	322	(13)	(4)	309	322	(13)	(4)
Loans (gross of allowance for loan losses, in € bn)[1]	263	269	(6)	(2)	263	269	(6)	(2)
Assets under Management (in € bn)[1,3]	547	529	18	3	547	529	18	3
Net flows (in € bn)	9	8	2	20	22	25	(3)	(10)
Cost/income ratio	78.1%	75.5%	2.7ppt	N/M	80.7%	76.4%	4.3ppt	N/M
Post-tax return on average shareholders’ equity	5.7%	7.6%	(1.9)ppt	N/M	4.4%	7.8%	(3.4)ppt	N/M
Post-tax return on average tangible shareholders’ equity	6.2%	8.3%	(2.1)ppt	N/M	4.8%	8.5%	(3.7)ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

2Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances

3The Group defines assets under management as (a) assets held on behalf of customers for investment purposes and/or (b) client assets that are managed by the bank; assets under management are managed on a discretionary or advisory basis, or these assets are deposited with the bank; deposits are considered assets under management if they serve investment purposes; in the Private Bank Germany and Premium Banking, this includes term deposits and savings deposits; in Wealth Management & Bank for Entrepreneurs, it is assumed that all customer deposits are held with the bank primarily for investment purposes

Deutsche Bank
Earnings Report as of September 30, 2023

Asset Management

Profit before tax was € 109 million in the third quarter, a 18% decrease over the prior year period, driven by lower revenues while costs were reduced. The cost/income ratio rose year-on-year slightly by 1 percentage point to 75% in the quarter.

Net revenues were € 594 million, down 10% over the prior year period. This development principally reflected lower performance fees, the mark-to-market of co-investments and foreign exchange rate movements.

Noninterest expenses were € 444 million in the quarter, a reduction of 8% year-on-year. Compensation and benefits costs and general and administrative expenses were lower by 10% and 7% respectively. Adjusted costs were € 436 million, down by 8%.

Excluding Cash, net inflows were € 2 billion, driven by Passive product inflows of € 6 billion including Xtrackers. Total net inflows including low-margin Cash products were € 2 billion in the third quarter. ESG products attracted net inflows of € 2 billion.

Assets under Management rose marginally to € 860 billion during the quarter as net inflows and positive effects from foreign exchange rate movements slightly exceeded the negative impact from market developments. Compared to the prior year quarter, Assets under Management have increased by 3%.

For the first nine months of 2023, Asset Management reported a profit before tax of € 326 million, down 34% versus € 495 million for the same period in 2022. Post-tax RoTE was 13% and the cost/income ratio was 75%. Year-to-date net inflows were € 17 billion, and € 21 billion excluding Cash.

Asset Management results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2023	Sep 30, 2022	Absolute Change	Change in %	Sep 30, 2023	Sep 30, 2022	Absolute Change	Change in %
Net revenues:
Management Fees	589	626	(36)	(6)	1,740	1,865	(125)	(7)
Performance and transaction fees	19	38	(19)	(50)	87	95	(8)	(9)
Other	(13)	(3)	(11)	N/M	(24)	38	(62)	N/M
Total net revenues	594	661	(66)	(10)	1,803	1,998	(195)	(10)
Provision for credit losses	(0)	(0)	(0)	45	(1)	(0)	(1)	189
Noninterest expenses:
Compensation and benefits	221	245	(24)	(10)	677	699	(22)	(3)
General and administrative expenses	223	239	(16)	(7)	676	659	17	3
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	0	0	(0)	(50)	0	1	(1)	(68)
Total noninterest expenses	444	484	(40)	(8)	1,354	1,359	(5)	(0)
Noncontrolling interests	42	44	(2)	(4)	124	145	(21)	(14)
Profit (loss) before tax	109	133	(24)	(18)	326	495	(169)	(34)

Employees (front office, full-time equivalent)[1]	2,018	1,982	37	2	2,018	1,982	37	2
Employees (business-aligned operations, full-time equivalent)[1]	2,318	2,358	(39)	(2)	2,318	2,358	(39)	(2)
Employees (allocated central infrastructure, full-time equivalent)[1]	560	513	47	9	560	513	47	9
Total employees (full-time equivalent)[1]	4,897	4,852	44	1	4,897	4,852	44	1
Total assets (in € bn)[1,2]	10	11	(1)	(6)	10	11	(1)	(6)
Risk-weighted assets (in € bn)[1]	15	13	2	16	15	13	2	16
of which: operational risk RWA (in € bn)[1]	4	3	0	3	4	3	0	3
Leverage exposure (in € bn)[1]	9	9	(0)	(1)	9	9	(0)	(1)
Assets under Management (in € bn)[1]	860	833	26	3	860	833	26	3
Net flows (in € bn)	2	8	(5)	N/M	17	(18)	36	N/M
Cost/income ratio	74.7%	73.3%	1.4ppt	N/M	75.1%	68.0%	7.1ppt	N/M
Post-tax return on average shareholders’ equity	5.5%	6.6%	(1.1)ppt	N/M	5.6%	8.5%	(3.0)ppt	N/M
Post-tax return on average tangible shareholders’ equity	12.6%	15.4%	(2.8)ppt	N/M	12.9%	19.7%	(6.9)ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

2Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances

Deutsche Bank
Earnings Report as of September 30, 2023

Corporate & Other

Corporate & Other (C&O) reported a profit before tax of € 454 million in the third quarter, compared to a loss before tax of € 781 million in the prior year quarter. This was driven primarily by higher net revenues.

Net revenues were € 684 million in the quarter, compared to negative € 699 million in the prior year quarter. The increase was primarily driven by revenues relating to valuation and timing differences of € 806 million, up from negative € 554 million in the prior year quarter. Revenues related to funding and liquidity were negative € 54 million in the third quarter of 2023, compared to negative € 28 million in the prior year quarter.

Noninterest expenses were € 270 million in the quarter, compared to € 148 million in the prior year quarter, with the increase mostly driven by higher nonoperating costs. Expenses associated with shareholder activities were € 170 million in this quarter, compared to € 144 million in the prior year quarter.

Noncontrolling interests are reversed in C&O after deduction from the divisional profit before tax. These were positive € 37 million for the quarter, mainly related to DWS.

Risk-weighted assets (RWA) stood at € 42 billion, including € 19 billion of operational risk RWA, at the end of the quarter. leverage exposure was € 38 billion at the end of the third quarter. Since the prior year quarter, RWA have been reduced by € 7 billion, and leverage exposure by € 6 billion.

For the first nine months, the loss before tax was € 139 million, compared to a loss of € 1.1 billion in the prior year period. This development was primarily driven by revenues of € 509 million, up from negative € 511 million in the prior year period, which more than offset the impact of a 12% year-on-year rise in noninterest expenses to € 780 million.

Corporate & Other results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2023	Sep 30, 2022	Absolute Change	Change in %	Sep 30, 2023	Sep 30, 2022	Absolute Change	Change in %
Net revenues	684	(699)	1,383	N/M	509	(511)	1,021	N/M
Provision for credit losses	(3)	(18)	15	(83)	(6)	(3)	(3)	114
Noninterest expenses:
Compensation and benefits	852	823	29	4	2,506	2,425	81	3
General and administrative expenses	(583)	(675)	92	(14)	(1,726)	(1,729)	3	(0)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	1	(0)	1	N/M	(0)	(1)	1	(91)
Total noninterest expenses	270	148	123	83	780	694	86	12
Noncontrolling interests	(37)	(47)	10	(21)	(125)	(152)	26	(17)
Profit (loss) before tax	454	(781)	1,235	N/M	(139)	(1,051)	912	(87)

Employees (C&O, net, full-time equivalent)[1]	1,405	2,407	(1,002)	(42)	1,405	2,407	(1,002)	(42)
Employees (central infrastructure allocated to businesses, full-time equivalent)[1]	33,559	29,095	4,464	15	33,559	29,095	4,464	15
Employees (full-time equivalent)[1]	34,964	31,502	3,462	11	34,964	31,502	3,462	11
Risk-weighted assets (in € bn)[1]	42	49	(7)	(15)	42	49	(7)	(15)
Leverage exposure (in € bn)[1]	38	44	(6)	(13)	38	44	(6)	(13)

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

Deutsche Bank
Earnings Report as of September 30, 2023

Consolidated balance sheet

Assets

in € m.	Sep 30, 2023	Dec 31, 2022
Cash and central bank balances	169,678	178,896
Interbank balances (without central banks)	6,209	7,195
Central bank funds sold and securities purchased under resale agreements	14,135	11,478
Securities borrowed	122	0
Financial assets at fair value through profit or loss
Trading assets	112,602	92,867
Positive market values from derivative financial instruments	287,605	299,856
Non-trading financial assets mandatory at fair value through profit and loss	88,849	89,654
Financial assets designated at fair value through profit or loss	169	168
Total financial assets at fair value through profit or loss	489,225	482,545
Financial assets at fair value through other comprehensive income	32,820	31,675
Equity method investments	1,002	1,124
Loans at amortized cost	486,751	491,175
Property and equipment	6,132	6,103
Goodwill and other intangible assets	7,333	7,092
Other assets[1]	143,427	118,124
Assets for current tax	1,563	1,584
Deferred tax assets	6,828	7,225
Total assets	1,365,227	1,344,217

Liabilities and equity

in € m.	Sep 30, 2023	Dec 31, 2022
Deposits	618,313	629,183
Central bank funds purchased and securities sold under repurchase agreements	3,486	573
Securities loaned	21	13
Financial liabilities at fair value through profit or loss
Trading liabilities	47,572	50,616
Negative market values from derivative financial instruments	271,394	282,418
Financial liabilities designated at fair value through profit or loss	84,391	54,634
Investment contract liabilities	478	469
Total financial liabilities at fair value through profit or loss	403,835	388,138
Other short-term borrowings	8,798	5,122
Other liabilities[1]	135,986	113,648
Provisions	2,733	2,449
Liabilities for current tax	656	388
Deferred tax liabilities	578	538
Long-term debt	116,358	131,525
Trust preferred securities	514	500
Total liabilities	1,291,278	1,272,076
Common shares, no par value, nominal value of € 2.56	5,223	5,291
Additional paid-in capital	40,056	40,513
Retained earnings	20,423	17,769
Common shares in treasury, at cost	(311)	(331)
Accumulated other comprehensive income (loss), net of tax	(1,791)	(1,470)
Total shareholders’ equity	63,600	61,772
Additional equity components	8,575	8,578
Noncontrolling interests	1,774	1,791
Total equity	73,949	72,141
Total liabilities and equity	1,365,227	1,344,217

1Includes non-current assets and disposal groups held for sale

Deutsche Bank
Earnings Report as of September 30, 2023

Movements in assets and liabilities

As of September 30, 2023, the total balance sheet of € 1.4 trillion was essentially flat compared to year-end 2022.

Cash, central bank and interbank balances decreased by € 10.2 billion, primarily due to a decrease in long term debt of € 15.2 billion as a result of prepayment of Targeted Longer-Term Refinancing Operations (TLTRO) funding and matured issuances which were partly offset by new issuances during the year.

Central bank funds purchased, securities sold under repurchase agreements and securities loaned across all applicable measurement categories increased by € 28.9 billion, mainly attributable to increased secured funding of trading inventory and client activities. Corresponding assets increased by € 2.3 billion.

Trading assets increased by € 19.7 billion, mainly due to increased exposure in government securities from higher client flows and desk positioning in relation to the current environment.

Positive and negative market values of derivative financial instruments decreased by € 12.3 billion and € 11.0 billion, respectively, driven by foreign exchange products primarily due to market volatility, which was partly offset by increases in interest rate products due to moves in interest rate curves.

Loans at amortized cost decreased by € 4.4 billion primarily driven by decrease in Corporate Bank due to lower demand and continued selective balance sheet deployment.

Deposits decreased by € 10.9 billion, mainly with non-bank deposits in the Private Bank Germany, primarily due to migration into higher yielding investment products and continued inflationary pressure impacting retail clients.

Other short-term borrowings increased by € 3.7 billion, mainly driven by newly issued commercial paper.

Other assets increased by € 25.3 billion, mainly driven by increases in brokerage and securities related receivables of € 28.8 billion. This was mainly attributable to a seasonal increase in pending settlements of regular way trades compared to low year-end levels, partly offset by a decrease in cash margin receivables, in line with decreasing derivative exposures. This seasonality pattern was also reflected in an increase in brokerage and securities related payables by € 19.2 billion, driving the € 22.3 billion increase in other liabilities.

The overall movement of the balance sheet included an increase of € 0.1 billion due to foreign exchange rate movements. The effects of foreign exchange rate movements are embedded in the movements of the balance sheet line items discussed in this section.

Liquidity

Total High Quality Liquid Assets (HQLA) as defined by the Commission Delegated Regulation (EU) 2015/61 and amended by Regulation (EU) 2018/1620 were € 210 billion as of September 30, 2023, compared to € 219 billion as of December 31, 2022. The decrease was primarily on account of TLTRO repayment, buy back of senior non preferred issuances and the April call of a Tier 2 instrument. The Group maintains additional highly liquid central bank eligible assets, not qualifying as HQLA or subject to transfer restrictions under the HQLA definition. These additional liquid assets were € 35 billion as at the end of September 30, 2023, such that the Group’s total Liquidity Reserves were € 245 billion. The Liquidity Coverage Ratio was 132% in the third quarter of 2023, a surplus to regulatory requirements of € 51 billion.

Deutsche Bank
Earnings Report as of September 30, 2023

Equity

Total equity as of September 30, 2023 increased by € 1.8 billion compared to December 31, 2022. This change was driven by a number of factors including the profit reported for the period of € 3.7 billion, treasury shares distributed under share-based compensation plans of € 398 million and remeasurement gains related to defined benefit plans of € 106 million, net of tax. These were partially offset by net purchases of treasury shares of € 678 million, coupons paid on additional equity components of € 498 million as well as cash dividends paid to Deutsche Bank shareholders of € 610 million. Further contributing factors include a negative impact from foreign currency translation of € 292 million, net of tax, mainly resulting from the weakening of the U.S. dollar against the Euro, a net change in share awards for the period of € 184 million and cash dividends paid to noncontrolling interests of € 92 million.

On February 28, 2023, Deutsche Bank cancelled 27 million of its common shares, concluding its 2022 share buyback program. The cancellation reduced the nominal value of the shares by € 68 million. The cancelled shares had been held in common shares in treasury, at their acquisition cost of € 300 million. The difference between the common shares at cost and their nominal value has reduced additional paid-in capital by € 232 million. The shares had already been deducted from the reported total equity on December 31, 2022. Therefore, the cancellation did not reduce the reported total equity in the first nine months of 2023.

On July 25, 2023, the Management Board of Deutsche Bank AG decided to initiate the 2023 share buyback program of up to € 450 million. The share buyback program started on August 2, 2023 and is expected to end no later than December 21, 2023. As of September 30, 2023, Deutsche Bank repurchased 27 million common shares. The repurchase of these shares has reduced the reported total equity by € 271 million as of September 30, 2023.

Deutsche Bank
Earnings Report as of September 30, 2023

Outlook

The following section provides an overview of Deutsche Bank’s outlook for the Group and business segments for the financial year 2023 and should be read in conjunction with the outlook section provided in the Management Report of the Annual Report 2022. The macroeconomic and banking industry outlook in the following chapter reflects the Group’s general expectations regarding future economic and industry developments. Economic assumptions used in the bank’s models are laid out separately in the respective sections.

Macroeconomic and banking industry outlook

The outlook for the global economy is not expected to change significantly for the remainder of 2023. Headline inflation seems to have peaked and trends are down noticeably in year over year terms. However, core inflation remains more persistent. Most central banks are expected to hold off on further rate hikes due to the lagged effects of the tightening measures already implemented. The bank currently expects global GDP growth and inflation to be at 3.0% and 6.7%, respectively, for 2023.

The Eurozone economy is likely to stagnate for the remainder of 2023. Weaker foreign trade and still low domestic demand, as well as the lagged impacts of tighter ECB monetary policy, are expected to weigh on GDP growth. Germany, which is particularly affected by increased competition, may underperform the Eurozone average. German GDP is likely to contract during the remainder of the year and is expected to fall by 0.5% overall in 2023.

The U.S. economy is expected to remain robust until the end of 2023 due to a resilient consumer demand and a robust labor market. The Federal Reserve is not expected to raise interest rates further. Consumer price inflation should continue on its downward trend. A more significant economic slowdown is not expected until the beginning of 2024.

China's economy may reach the bottom of its downturn in the fourth quarter of 2023, but is expected to pick up momentum by the end of 2023. Due to monetary and fiscal support, GDP is expected to grow by 5.1% in 2023.

For the remainder of the year, some of the recent tailwinds for the global banking industry are likely to decrease gradually. Net interest margin, which had improved in line with key interest rates, is expected to come under some pressure. Funding costs may increase slightly further, while lending rates could be near their peak. Together with slowing volume growth as a result of weaker demand, the boom in net interest income could soften. Asset quality, which has been very robust so far, might worsen, particularly in light of the subdued real economy in the U.S. as well as Europe. On the contrary, capital market activity could possibly improve in a cyclical upturn, following subdued momentum throughout the first nine months of this year.

Nevertheless, record-high, industry-wide profitability for the full year could be in reach, given the best nominal results ever registered in the first six months both in the U.S and Europe (source: dbResearch). Capital and liquidity ratios will probably stay at very comfortable levels, particularly at European banks, despite substantially increased returns to shareholders. In the U.S., banks might focus more on building up capital, given a lower CET1 starting level and a greater impact of unrealized losses on bond portfolios.

Until the end of 2023, the European Commission, European Parliament and the European member states will focus on closing as many of the pending legislative files as possible, ahead of the elections of the European Parliament in June 2024 and the appointment of the new European Commission in October 2024. Files that are open include the Listings Act, Retail Investment Strategy, the digital euro, open finance, Corporate Sustainability Due Diligence Directive, the review of the Payment Services framework, the review of the European Markets Infrastructure framework (EMIR 3.0), Benchmarks Regulation, and the extension for third-country benchmarks from the EU Benchmarks Regulation to December 2025.

In the U.S., most of the attention is on the proposal from the U.S. agencies to implement the Basel III package in the U.S. framework. The proposal raises capital requirements for banks over U.S.$ 100 billion in assets and removes much of the differentiation among institutions’ requirements, those that are not U.S. Global Systemically Important Banks, based on size and complexity.

The global economic outlook is exposed to several risks. While inflation seems to have peaked, it remains well above central bank targets and is likely to be persistent. Failure to bring it down could lead to central banks keeping monetary policy tighter for longer, which could affect financial market stability and increase the risk of recession. Geopolitical risks remain elevated due to the war in Ukraine, the Israel-Gaza conflict and the tensions between China and Taiwan; also, the strategic competition of the U.S. versus China might continue to intensify. A recession in the U.S., likely in early 2024, could turn out more severe than expected.

Deutsche Bank
Earnings Report as of September 30, 2023

Deutsche Bank outlook

In March 2022, Deutsche Bank outlined the bank’s strategic and financial road map through 2025, referred to as the Global Hausbank strategy, and communicated the bank’s 2025 financial targets and capital objectives. In addition, Deutsche Bank continues to refine and accelerate the bank’s Global Hausbank strategy with measures, which if successfully implemented, could allow the bank to outperform its 2025 financial targets.

Deutsche Bank reaffirms the bank’s financial targets to be achieved by 2025 of a post-tax return on average tangible equity of above 10%, a compound annual revenue growth of between 3.5% and 4.5% for 2021 to 2025 and a cost/income ratio of below 62.5%. The bank also confirms its capital objectives of a CET1 capital ratio of around 13% and a payout ratio of 50% from 2025 onwards.

The bank expects Group revenues to be slightly higher in 2023 compared to the prior year. Deutsche Bank expects the growth momentum experienced in the first nine months to continue for the remainder of 2023 with revenues at around € 29 billion in line with the bank’s guidance range of € 28 billion to € 29 billion. This is driven by strong net interest income momentum in Corporate Bank and Private Bank as well as the beginning of recovery in the Investment Bank’s Origination & Advisory business.

Corporate Bank expects the strong momentum in the first nine months of 2023 to continue for the full year, with its performance being supported by the interest rate environment and strategic initiatives, despite macro-economic uncertainties. Revenues are expected to be higher compared to the prior year with growth across all three client segments, driven by improvements in interest rates, pricing discipline and further impacts of the segments growth initiatives.

Corporate Treasury Services revenues are anticipated to be higher with a strong momentum in the Corporate Cash Management business and growth in noninterest revenues. Corporate Cash Management revenues will continue to be driven by the net interest income from interest rates above prior year, pricing discipline and a strong deposit base. Trade Finance & Lending revenues will be impacted by the continued selective balance sheet deployment and reduced funding benefits including from the ECB’s TLTRO program, partially offset by higher commission and fee income. Institutional Client Services revenues are expected to be higher, supported by higher interest rates. In Business Banking, revenues are expected to be significantly higher compared to the prior year from growth in net interest income, principally due to higher interest rates in Germany, and supported by stable loan volumes and deposit balances.

Investment Bank revenues are expected to be slightly lower in 2023 compared to the prior year. The recovery in Origination & Advisory has been slower than expected in the first nine months of the year and is likely to only partially offset a normalization in Fixed Income, Currency (FIC) Sales & Trading.

FIC Sales and Trading revenues are expected to be lower than in 2022. The performance in Rates has been robust in the first nine months in 2023 and the business will seek to develop targeted areas where it sees opportunities, but Rates expects the partial market normalization that was witnessed through the last two quarters to continue through the remainder of the year. Global Emerging Markets will continue to develop the business’ onshore footprint and client workflow solutions further, although volatility levels in the Central & Eastern Europe, Middle East & Africa region and associated revenues seen in 2022 are unlikely to be repeated. The Foreign Exchange business was negatively impacted by the extreme interest rate volatility in the first quarter of 2023, while the second and third quarter saw reduced currency volatility resulting in lower activity. Both of these will impact the full year performance. Within Credit Trading the flow credit business is building on investments into product and coverage teams which have contributed to improved performance in the first nine months of the year and will look to maintain the momentum from strong performance in the distressed business. The Financing business will continue to take a disciplined and selective approach to the deployment of resources and look to benefit from the increase in interest rates seen over the last twelve months.

The expected recovery in the Origination & Advisory industry has been slower than anticipated, with the overall full year fee pool forecasted to be materially lower year on year. Despite this, Origination & Advisory revenues are expected to be significantly higher in 2023 compared to 2022, driven by Debt Origination. The business will benefit from the non-repeat of significant leveraged lending markdowns that occurred across the sector in 2022 and a partial recovery in Leverage Debt Capital Markets. The Investment Grade Debt business aims to build on the solid performance in the first nine months of the year and further develop ESG capabilities for clients. Equity Origination will continue to provide a competitive offering across products and expects to further benefit from an improved market environment which started in the second quarter of 2023. Advisory plans to build on the momentum of investment that has been made throughout the year, however, the reduced levels of announced volumes seen over the last year have materially lowered the industry fee pool in the first nine months of 2023. This has impacted revenues year to date and will continue to do so for the remainder of the year.

Deutsche Bank
Earnings Report as of September 30, 2023

Net revenues in Private Bank for 2023 are anticipated to be slightly higher compared to 2022. The year on year comparison will be impacted by the non-recurrence of a gain on the sale of the Deutsche Bank Financial Advisors business in Italy and by lower revenues from workout activities in Sal. Oppenheim. Revenues excluding these specific items are expected to be higher compared to 2022 driven by net positive effects from the rising interest rate environment and by continued business growth despite an expected slowdown in loan volume growth.

In Private Bank Germany, revenues are expected to be higher compared to 2022. Net interest income is expected to grow driven by higher deposit revenues, which will be partly offset by reduced funding benefits. Fee income is expected to be lower driven by changes in contractual and regulatory conditions. Fee income from investment product revenues is expected to be essentially flat.

Net revenues in International Private Bank are expected to be lower compared to 2022 driven by the non-recurrence of the aforementioned gain on sale in Italy of approximately € 310 million and Sal. Oppenheim workout revenues of approximately € 130 million. Excluding these specific items, revenues are anticipated to be essentially flat year on year. Positive impacts driven by deposit products in EMEA are expected to be in part offset by continued headwinds in the APAC region, reduced funding benefits and forgone revenues after the aforementioned business sale.

Driven by the current market development, assets under management (AuM) volumes are now expected to be slightly higher compared to year end 2022 reflecting continued net inflows in both investment products and deposits. The overall development of AuM volumes is highly dependent on financial market conditions, including equity indices and foreign exchange rates. Growth dynamics in the loan businesses in the Private Bank are expected to slow down mainly reflecting lower client demand against a backdrop of rising interest rates mainly in mortgage loans in Germany as well as client deleveraging in APAC.

Asset Management expects total net revenues to be lower for the full year 2023 compared to the prior year driven by slightly lower management fees, mark to market of co-investments and FX impact. Management fees and performance and transaction fees are expected to be slightly lower in 2023 and other revenues to be significantly lower. Asset Management expects AuM to be slightly higher at the end of 2023 compared to the end of 2022, as the segment expects net inflows into growth areas like Passive including Xtrackers. Net flows should be further enhanced by strategic partnerships and product innovations.

For 2023, Corporate & Other is expected to generate a pre-tax loss, and as previously reported, will include financial impacts of legacy portfolios, previously reported as the Capital Release Unit. Results in Corporate & Other will continue to be impacted by valuation and timing differences on positions that are economically hedged, but do not meet hedge accounting requirements. Corporate & Other will also continue to retain certain funding and liquidity impacts, which in total are expected to be around € 300 million for the full year. Shareholder expenses are expected to be around € 550 million for the full year. The pre-tax loss associated with legacy portfolios is expected to be lower than the equivalent pre-tax loss in 2022, primarily from lower noninterest expenses.

Deutsche Bank is managing the Group’s cost base towards the bank’s 2025 cost/income ratio target of below 62.5%. The bank remains highly focused on cost discipline and delivery of the initiatives underway, with further incremental operational efficiencies in the process of being implemented, underlining Deutsche Bank’s commitment to continuous improvement. For 2023, the bank expects noninterest expenses to be slightly higher compared to 2022. This development reflects higher than originally anticipated litigation charges recorded in the second quarter of this year and impacts in relation to the Numis transaction, which closed on October 13, 2023. Adjusted costs for the full year 2023 are expected to be essentially flat compared to 2022, benefiting from strict cost management and lower Single Resolution Fund charges for the current year as well as a potential restitution payment from a national resolution fund. Moreover, Deutsche Bank continues to execute on the bank’s agenda to foster growth ambitions and to improve the bank’s structural efficiency, including optimization of Germany’s platform, the upgrades of the technology architecture, the front-to-back redesign of processes, measures to increase infrastructure efficiency, and the reductions in non-client facing senior roles. Benefits from these measures in the year are expected to be partially or fully offset by inflationary pressures as well as the impact of selective investments in further business growth and temporarily higher-than-expected costs in relation to the retirement of legacy technology infrastructure and the operational backlog currently experienced in the Postbank IT migration program.

For the full year 2023, the Group expects provision for credit losses at the upper end of the bank’s guidance range of 25 to 30 basis points of average loans, reflecting the uncertain macroeconomic backdrop and lower loan balances than initially anticipated. The bank expects provision for credit losses in 2023, unlike in 2022, to be driven by single-name losses rather than a deterioration of macro-economic forward-looking variables. Deutsche Bank remains committed to stringent underwriting standards and tight risk management framework. Further details on the calculation of expected credit losses are provided in the section “Risk information” in this report.

Deutsche Bank
Earnings Report as of September 30, 2023

Common Equity Tier 1 ratio (CET 1 ratio) by year end 2023 is expected to remain essentially flat compared to 2022 and the third quarter 2023. The bank received several regulatory decisions on internal credit and market risk models in the first nine months of 2023 with smaller ones expected in the fourth quarter of 2023. On a net basis, risk weighted assets are also expected to remain essentially flat when considering model impacts, respective mitigation initiatives and business growth. Deutsche Bank aims for a Common Equity Tier 1 capital ratio of 200 basis points above the Maximum Distributable Amount (MDA) threshold at the end of 2023.

Deutsche Bank is committed to delivering sustainable growth on cash dividends and, over time, returning excess capital that is over and above what is required to support profitable growth and upcoming regulatory changes to shareholders through share buybacks, subject to regulatory approval, shareholder authorization and meeting German corporate law requirements. To that end, subject to meeting Deutsche Bank’s strategic targets, the Management Board intends to grow the cash dividend per share by 50% per annum over three years, starting from the € 0.20 per share paid for the financial year 2021. This would translate into approximately € 3.3 billion of cumulative dividend payments by 2025 with respect to financial years 2021-2024. In relation to the financial year 2024, the bank intends to achieve a total payout ratio of 50% from a combination of dividends paid and share buybacks executed in 2025; and the bank intends to maintain a 50% total payout ratio in subsequent years. In addition to the share buyback of € 300 million already concluded in 2022 and the up to € 450 million share buyback announced for the second half of 2023, together with further share buybacks anticipated in 2024, successfully executing the bank’s financial and strategic plans through 2025 would therefore support the previously announced cumulative distributions to shareholders in the form of dividends paid or share buybacks executed of approximately € 8 billion in respect of financial years 2021-2025.

Deutsche Bank initiated a share repurchase program of up to € 450 million, 50% higher than in 2022, of which 60% has been completed as of September 30, 2023 and the remainder is expected to be executed in the last quarter of the year. Together with the dividend, the bank paid in respect of 2022, Deutsche Bank aims to distribute in 2023 more than € 1 billion of capital to shareholders and € 1.75 billion over 2022 and 2023.

By the nature of its business, Deutsche Bank is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including in the United States. Such matters are subject to many uncertainties. While Deutsche Bank resolved a number of important litigation matters and made progress on others, the bank expects the litigation and enforcement environment to remain challenging. With a caveat that forecasting litigation charges is subject to many uncertainties, and considering the cost of resolving matters and making progress on others, Deutsche Bank presently expects net litigation charges for 2023 to exceed the levels experienced in 2022 given the increased level of provisions recognized in the second quarter of 2023. For more details please refer to “Provisions” of this report.

Risks to the Group’s outlook include but are not limited to potential impacts on the business model from worse than expected macroeconomic environment including elevated persistent inflation forcing central banks to continue increasing interest rates and financial conditions to tighten further which, in turn, could lead to a deeper and more protracted recession. This could result in lower client activity and may impact the performance of certain sectors such as Commercial Real Estate and Leveraged Lending thereby resulting in uncertainties on the bank’s estimates for credit loss provision and costs. In addition, geopolitical uncertainties across several themes including the ongoing war in Ukraine, the Israel-Gaza conflict, the tensions between China and Taiwan and a possible intensification of U.S. versus China strategic competition could pose further risks including downside risks to growth, also impacting foreign exchange rates or securities. Failures in the bank’s control environment including from cyber threats may also result in unexpected impacts. For a more detailed discussion of potential downside risks please refer to Risks in “Risks and opportunities” of this report.

Our financial targets and capital objectives are based on our financial results prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.

Adjusted costs as well as Post-tax Return on Average Tangible Equity are non-GAAP financial measures. Please refer to “Non-GAAP financial measures” of this report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.

Deutsche Bank
Earnings Report as of September 30, 2023

Risks and opportunities

The following section focuses on future trends or events that may result in downside risk or upside potential from what the Group has anticipated in the “Outlook” section. The main macroeconomic development in the nine months ended September 30, 2023, remains persistently high inflation which has driven further monetary tightening, growing expectations of a higher-for-longer interest rate environment and generally tighter financial conditions in the major advanced economies. In addition, there were episodes of significant market volatility particularly around selective failures and/or restructurings in the U.S. and European banking sector as well as increasing pressure on the CRE market, particularly in the U.S. office sector. The Group assessment of risks and opportunities that the businesses are exposed to has not materially changed compared to the information presented in Deutsche Bank’s Annual Report 2022 and Interim Report as of June 30, 2023.

Key downside risks stem from the ongoing impacts of rising interest rates and persistently elevated inflation, the potential for further tightening of bank lending standards, a further deterioration in the macroeconomic environment and elevated geopolitical risks.

Opportunities may arise if macroeconomic conditions improve beyond currently forecasted levels, which may lead to higher revenues and improve the Group’s ability to meet its financial targets. At the same time, higher inflation and interest rate levels and market volatility could lead to increased revenues from trading flows and higher net interest income and lending margins. Deutsche Bank could also benefit from helping clients navigate increasingly volatile financial markets. By focusing on and investing in Deutsche Bank’s areas of core strengths, including through selective acquisitions, the implementation of its strategy may create further opportunities if implemented to a greater extent or under more favorable conditions than currently anticipated.

Risks

Macroeconomic and market conditions

Year to date, several U.S. regional banks and one major European bank either failed or were restructured leading to investor concerns over the wider banking sector. While overall fundamentals remain sound, as indicated by the U.S. CCAR and EU-wide EBA stress tests, and market volatility has subsequently reduced, these events have increased the likelihood of a tightening of financial conditions as banks act to preserve liquidity amid higher competition for deposits and increased depositor sensitivity around concentration risks and unrealized losses on rates sensitive exposures. A pronounced tightening in financial conditions would lead to higher client refinancing risks, with Commercial Real Estate and higher leveraged corporate clients among the sectors with increased risk.

Major central banks have continued to tighten monetary policy or taken a pause but maintained a hawkish policy bias, despite headline inflation likely passing its peak in key economies. Core inflation has remained sticky and the path towards normalization remains uncertain. Recently, government bond yields have increased sharply to multi-year highs, while risk assets such as equities and credit struggled, leading to a tightening of financial conditions.

With respect to potential impacts from monetary policy actions, expectations have now moved towards a higher-for-longer interest rate environment potentially impacting borrowing costs and therefore credit quality longer than originally anticipated.

The impact of the aforementioned developments on investor appetite may also impact the Group’s ability to distribute and de-risk capital market commitments, which could potentially result in losses. Volatility in capital markets also increases the risk of idiosyncratic counterparty events both directly and indirectly, for example as a result of shortfalls under Lombard or securities financing transactions.

Additionally, CRE markets remain under stress from the impact of high interest rates and borrowing costs, tight lending conditions and economic headwinds. Decreasing liquidity and price discovery for CRE have resulted in a pronounced decline in transactions and willingness to extend lending, particularly in the U.S. office market, with risks compounded by post-pandemic shifts in working patterns. Moreover, corporate default rates are expected to rise in the remainder of 2023 and 2024 as earnings fall and higher leveraged clients face refinancing risks. As the lagged effects of higher rates and quantitative tightening feed through to the real economy, further liquidity events may crystallize.

Deutsche Bank
Earnings Report as of September 30, 2023

The U.S. economy remained resilient in the first nine months of the year as potential downside risks from a debt-ceiling crisis were averted, the labor market remained robust and inflationary pressures reduced. However, while the U.S. government avoided a federal shutdown with a last-minute short-term funding deal at the end of the third quarter 2023, the political brinkmanship once more evidenced the deep divide and fundamental challenges in U.S. politics. Fiscal and economic risks may return in mid-November when the current stopgap funding deal expires. Consensus GDP growth forecasts for 2023 have been revised upwards and together with recent data suggest that disinflation could yet be achieved without a recession, increasing the chance for a ‘soft landing’. Economic downside risks remain significant though, mainly due to the lagged impacts of monetary tightening. The same holds for the Eurozone economy, which narrowly avoided a technical recession over the winter despite the surge in energy costs, but where activity remains weak, particularly in manufacturing, and economic growth is projected to recover only slowly into 2024. External downside risks stem not only from the U.S., but also from China’s economy where activity has slowed driven by domestic demand and in particular the real estate sector.

Elevated interest rates may adversely affect Deutsche Bank’s planned results of operations, financial targets and costs. This may lead to increased losses, including higher provisions for credit losses and rating downgrades across the bank’s client franchise leading to credit risk RWA inflation. More persistent inflation and higher terminal interest rates could also dampen consumer spending and private client investments and lead to a reduction in new lending for consumer finance and/or private mortgages.

Geopolitical developments may also pose risks as the geoeconomic competition between the U.S. and China remains intense. For its part, the German government published its own China strategy which envisages German companies to still partake in China’s economic development whilst also encouraging diversification efforts to reduce potentially harmful concentration risks and economic dependencies on China. Recently, although in connection with the ongoing war in Ukraine, the U.S. sanctioned several Chinese (and Russian) companies adding to the tensions between the two countries. In September, the EU Commission announced an investigation into subsidies to Chinese electric vehicle exporters which could lead to increased tariffs and possible Chinese trade retaliation measures. In recent weeks, a significant escalation in the Israel-Gaza conflict raises the risk of wider instability in the Middle East with potential second-order impacts on oil supply/prices or through market sentiment and other transmission channels.

Political risks

Amidst the continued war in Ukraine, further sanctions packages have been introduced since the end of 2022. New sanctions, as well as countermeasures by the Russian government, increase differences between the local application/implementation of relevant requirements by Deutsche Bank Moscow and the Deutsche Bank Group. Against this backdrop, the Russian government and economy could further resort to activity aimed at circumventing the sanctions imposed, intentionally or unwittingly facilitated through economic operators in the West. Such activity may unfold in part especially within countries which maintain a neutral stance towards Russia and the West. It may be challenging for the bank to identify such activity and protect the bank against the potential regulatory and reputational impacts of such illicit activity in all cases. Against the challenging sanctions backdrop, banks may also be implicated in economic disputes of counterparties which could result in costs or losses which would not occur in the normal course of business.

Other geopolitical risks, which could negatively impact the bank’s business environment and its financial targets include the recent escalation in the Israel-Gaza conflict. In addition to potentially impacting energy markets, the developments increase the risk of a broader conflict in the region. Direct risk impacts to the bank are contained to date and no significant losses are currently expected.

There have been a number of military coups in 2023 focused in West Africa. None of these have had a material impact on the bank. The Bank’s risk management frameworks, including its approach to managing country risk, are designed to avoid undue concentration risks to such events but an extension of such events to other countries and regions may lead to financial losses and operational disruption in a downside.

Deutsche Bank
Earnings Report as of September 30, 2023

Strategy

While Deutsche Bank continuously plans and adapts to changing situations, it runs the risk that a significant deterioration in the global operating environment, an adverse change in market confidence in the banking sector and/or client behavior, as well as higher competition, could lead the bank to miss its publicly communicated targets. As such, Deutsche Bank may incur unexpected losses including further impairments and provisions, experience lower than planned profitability or an erosion of the Group’s capital and funding base, leading to a material adverse effect on Deutsche Bank’s results of operations and share price.

The financial results of the bank could be adversely impacted if anticipated benefits from mergers and acquisitions, joint ventures, strategic partnerships and other investments do not materialize. At the same time, any integration process will require significant time and resources, and the bank may not be able to manage the process successfully.

Continued volatility in the markets in which the bank operates could exacerbate the risk that the bank could miss publicly announced targets and objectives, including its CET1 ratio objective of circa 200 basis points above the bank’s Maximum Distributable Amount (MDA) threshold as highlighted in the “Outlook” section of this report.

Liquidity and funding risks

Deutsche Bank maintained investment grade ratings with all leading credit rating agencies through the end of September 2023. In early July 2023, Fitch Ratings also upgraded Deutsche Bank’s principal ratings into ‘A’ territory.

Changes to ECB policy instruments such as minimum reserve requirements may impact funding costs for banks particularly in light of the ongoing reductions in excess liquidity due to the ongoing repayments of the Targeted Longer Term Refinancing Operations (TLTRO). Additionally, policy makers may increase pressure on banks to further increase depositor interest rates which may increase funding costs, particularly in the context of higher for longer interest rates.

At the same time, a further downturn in the macro-economic environment could lead to a decline in deposit levels and loan growth. This effect could lead to moving away from overnight to term deposits as customers seek better rates in the current environment. This effect could be further exacerbated by competitive pricing pressures from other deposit-taking institutions.

Among emerging risks, compliance with the ESG standards could lead to possible reputation risk, where clients with poor ESG credentials face potential sanctions, customer outflows and higher funding costs. Scarcity of ESG assets may reduce DB’s ability to issue ESG funding.

While the overall environment has improved since the last quarter, as demonstrated by return of deposit balances and clients, the geopolitical and economic environment could have an adverse impact on Deutsche Bank’s credit spread levels, liquidity metrics or the bank’s rating in the future. As of September 30, 2023, the bank demonstrated strong liquidity and funding metrics well above the regulatory requirements and internal limits, providing a strong basis to manage, if required, through future periods of market volatility or stress.

Postbank IT migration

Project Unity is the integration of Postbank’s IT systems into Deutsche Bank’s IT landscape. The objective of the initiative was to simplify the bank’s IT environment and contribute to the bank’s cost savings effort. The last data migration of project Unity occurred in July 2023 and included loan portfolios. While the IT migration focused on executing the transfer of clients and employees’ use of the new IT infrastructure, it led to operational issues and client backlog. Deutsche Bank has implemented several mitigation measures and devised a remediation plan, which will be monitored by the BaFin via a monitor as outlined in the respective order, published on October 2, 2023.

Deutsche Bank has already made progress in remediating outstanding inquiries this quarter and expects to resolve the operational backlog by year end. However, additional resources to overcome this shortfall will lead to additional costs and delayed initiatives in other parts of the bank. The development of provision for credit losses in the fourth quarter of 2023 may be impacted where cases are not handled in a timely manner or where clients do not make scheduled payments on time. In case the bank needs more time to process the outstanding inquiries this could lead to additional operational costs and/or impact the bank’s reputation and may result in loss of clients or business. This, in turn, could impact the bank’s future results.

Deutsche Bank
Earnings Report as of September 30, 2023

Regulatory supervisory reforms, assessments and proceedings

Regulatory reforms enacted and proposed in response to weaknesses in the financial sector and, more recently, to the envisaged transition towards a sustainable economy, together with increased regulatory scrutiny more generally, have had and continue to have a significant impact on the bank and its operating environment and may adversely affect Deutsche Bank’s business, business model and ability to execute its strategic plans. Amongst their tools, regulators can e.g. require the bank to maintain higher regulatory capital and liquidity ratios and therefore limit Deutsche Bank’s funds available for distributions.

Compliance and Anti-Financial Crime risks

Combating financial crime and complying with applicable laws and regulations are essential for preserving the stability of Deutsche Bank and the integrity of the international financial system.

In July 2023, the bank entered into a Consent Order and Written Agreement with the Federal Reserve resolving previously disclosed regulatory discussions concerning adherence to prior orders and settlements related to sanctions and embargoes and AML compliance, a prior correspondent banking relationship and remedial agreements and obligations related to risk management issues. Both the Consent Order and Written Agreement require the bank to comply with and effectuate certain remedial undertakings. To the extent the Bank does not comply with such undertakings it may face additional regulatory action, including further civil monetary penalties and business restrictions.

On September 25, 2023, DWS agreed to a cease-and-desist order, censure and U.S.$ 19 million civil money penalty to settle the SEC’s ESG related investigation of DWS Investment Management Americas, Inc. (DIMA) in relation to DIMA’s U.S. business. Separately, DIMA also reached a cease-and-desist order and a U.S.$ 6 million civil money penalty to settle the SEC’s investigation of AFC-related services DIMA provided on behalf of certain DWS US (primarily retail) mutual funds, in respect of which DIMA is the investment adviser. These matters relate to certain historic processes, procedures and marketing practices DWS has since addressed or is in the process of addressing.

More broadly, Deutsche Bank continues to review the state of its financial crime and compliance control suite against potential business growth plans and the regulatory environment to identify prudent enhancements, and increase its ability to prevent, deter, detect and report financial crime, in addition to continued remediation and enhancement, as needed. The Bank is working on continued enhancements in these and additional areas, and is focused on fulfilling these and other regulatory commitments. Nonaccomplishment of these commitments may also result in regulatory action, including further penalties or business restrictions.

Risk management policies, procedures and methods as well as operational risks

In the banking industry, divergence remains in how financial institutions define portfolio types and asset classes including around ESG-related themes. There are often no industry or universally accepted definitions, particularly with respect to assets intended to be classified as Green or ESG-compliant, and these can be driven by differences between a risk management and accounting view. These variances could impact the way external stakeholders assess the underlying risk exposures to such portfolio types and asset classes. If losses would exceed market expectations in a certain portfolio type or asset class, this could impact the bank’s reputation and adversely affect Deutsche Bank’s planned results of operations and financial targets.

Third Party Risk

The regulatory framework for managing third party risk continues to evolve and becomes increasingly complex as regulators seek to address various objectives. There are two main areas of focus including how financial institutions manage their third-party risks and how to address the systemic risks caused by concentration of services provided by critical third parties.

For example, the European Digital Operational Resilience Act (DORA) package which entered into force on January 16, 2023, expands the EU framework for third party risk management by introducing further monitoring, reporting, testing and oversight requirements (among others) applicable to EU financial institutions in respect of services carried out by their third-party information communication technologies service providers. The DORA legislative package will apply from January 17, 2025, and will complement pre-existing EU “outsourcing” requirements applicable to the financial services sector. The UK regulators are also in the process of developing the critical third-party regime to promote resilience across all critical third parties in the UK. Further, the Financial Stability Board has recently launched a consultation on a “toolkit for enhancing third-party risk management and oversight” and makes a number of recommendations including calling for greater convergence of supervisory frameworks.

Deutsche Bank
Earnings Report as of September 30, 2023

Geopolitical risk developments are also leading to increased scrutiny towards technology providers from third countries and growing localization requirements.

When using third-party service providers, the bank remains fully responsible and accountable for complying with all of the regulatory obligations, including the ability to oversee the outsourcing of critical or important functions. The bank may face risks of material losses or reputational damage if third parties fail to provide services as agreed with the bank and/or in line with regulatory requirements.

Technology, data and innovation

Major technology transformations in the bank’s business and infrastructure areas are executed via dedicated initiatives. The benefits of these include IT and business cost reduction, control improvements, revenue growth through provision of new client features or targeted client growth. One of these multi-year transformation projects aims to simplify DWS’ existing IT infrastructure to meet the requirements of its fiduciary business. This development of a standalone infrastructure while providing opportunities for DWS may also create data and governance risks for the Group, along with cost challenges.

The bank continues to closely observe the global geopolitical landscape for any emerging threats related to security of the bank´s operations and information. In addition, the bank’s security threat intelligence function also monitors relevant industry trends and developments like Artificial Intelligence or Quantum Computing and common attack scenarios including, e.g., Ransomware and Denial of Service.

Environmental, social and governance

While Deutsche Bank remains committed to the targets outlined in its Sustainability Deep Dive on March 2, 2023, the bank may face headwinds in achieving its aim for € 500 billion in cumulative ESG financing and investment volumes through the end of 2025. If ambitions or targets are missed, this could impact, among other things, revenues and the reputation of the bank.

While the bank does not expect to see a linear reduction in portfolio emissions / emission intensities, significant deviations from published net zero aligned reduction pathways may open the bank up to reputational risks.

Data and methodologies for measuring and assessing climate and other environmental risks are still evolving. A lack of comprehensive and consistent climate and other environmental risk disclosures by its clients means that the bank, in line with the wider industry, is heavily reliant on proxy estimates for its own climate-related risk management disclosures which may open the bank to model and methodological risks.

Financial institutions are facing increased scrutiny as well as regulatory reporting requirements on climate and broader ESG-related issues from governments, regulators, shareholders and other bodies, leading to reputational risks if the bank is not seen to support the transition to a lower carbon economy, to protect biodiversity and manage other environmental risks (e.g. forest- and water-related risks), and to prevent human rights abuse within supply chains. There may be material impacts on the Group’s businesses if it fails to adopt such demands or appropriately implement its strategic plans. Certain jurisdictions have begun to push back against the ESG agenda through a number of measures including requiring financial institutions who wish to do business with the jurisdiction to certify their non-adherence to aspects of the jurisdictions transition agenda. There is a risk that if this development continues, failing to comply with such certification or other anti-ESG requirements may result in the termination of existing business and the inability to conduct new business with those jurisdictions, while complying with the requirement may lead to reputational risks.

Deutsche Bank
Earnings Report as of September 30, 2023

Opportunities

Macroeconomic and market conditions

An improvement in macroeconomic conditions beyond currently forecasted levels including an improved consensus GDP forecast and possible soft landing of the US economy could result in higher than planned revenues. The continued increases in interest rates and elevated market volatility observed in the first three quarters of 2023 also present opportunities including increased revenues from higher trading flows as private, corporate and institutional customers reposition their portfolios and from higher net interest income.

Strategy

The bank continues to pursue the Group strategy of targeted growth and to become the first point of call for all clients of the bank, addressing the full range of their financial needs as their Global Hausbank.

On April 28, 2023, the bank announced the intention to acquire Numis Corporation PLC which aims to establish a prominent position across UK corporate broking and strategic advisory. As highlighted in the “Events after the reporting period” section, on October 13, 2023, Deutsche Bank completed the transaction and acquired a 100% interest in Numis for a cash purchase price of GBP 397million.

Market volatility could present opportunities for the bank to accelerate talent acquisition and wider growth initiatives, target market share gains and undertake acquisitions that are in line with stated Group strategy.

Technology, data and innovation

Digital innovation offers various opportunities to increase monetization on existing customers and acquire new customer groups by expanding the Group’s own portfolio of products and engaging in product partnerships with third parties, thereby potentially benefiting from a shorter time-to-market. Recent developments in artificial intelligence (AI) technologies such as Generative AI and Large Language Models are an area of significant potential for Deutsche Bank’s operational efficiency and revenue growth. The bank is also collaborating with Google on the early adoption of new AI technologies and on ‘Responsible AI’ for the banking industry. The bank is experimenting with such technologies in a prudent and responsible way to ensure it understands and mitigates risks that may arise before such technologies are deployed into production. The Group’s global reach allows it to scale products quickly and efficiently across geographies. At the same time, the bank’s customers will benefit from products and services being developed and brought to market more quickly in the future.

In addition, new forms of technology create a new set of digital assets and money, like central bank digital currencies, tokenized deposits, stablecoins or electronic securities. These have the potential to facilitate cheaper, faster, and more efficient financial transactions, while also unlocking new use cases. Deutsche Bank is playing an active role in providing recommendations on how this could be shaped– in particular in the context of the digital euro projects of the ECB for retail and wholesale use cases.

Environmental, social and governance

As outlined in Deutsche Bank’s Sustainability Deep Dive on March 2, 2023, the transition to a lower carbon economy presents multiple opportunities to support clients on their pathways to net zero through the provision of sustainable finance and transition expertise. Additionally, on October 19, 2023, Deutsche Bank published the initial Transition Plan as well as net-zero targets for three additional carbon-intensive industries in the bank’s corporate loan portfolio. The Transition Plan consolidates the bank’s definitions, methodologies, targets and achievements on its path to net-zero by 2050 in a single publication. Overall, coupled with the active management of the Group’s carbon footprint via its net zero target regime, this can lead to both revenue opportunities as well as improved stakeholder perceptions.

Deutsche Bank
Earnings Report as of September 30, 2023

Risk information

Key risk metrics

The following section provides qualitative and quantitative disclosures about credit, market, liquidity and other risk metrics and its developments within the nine months ended September 30, 2023. Disclosures according to Pillar 3 of the Basel III Capital Framework, which are implemented in the European Union by the Capital Requirements Regulation (CRR) and supported by EBA Implementing Technical Standards or the EBA Guideline, will be published in the Group’s separate Pillar 3 report.

The following selected key risk ratios and corresponding metrics form part of the bank’s holistic risk management across individual risk types. The Common Equity Tier 1 (CET1) ratio, Economic Capital Adequacy (ECA) ratio, Leverage ratio, Total Loss Absorbing Capacity (TLAC), Minimum Requirement for Own Funds and Eligible Liabilities (MREL), Liquidity Coverage Ratio (LCR), Stressed Net Liquidity Position (sNLP) and Net Stable Funding Ratio (NSFR) serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing and recovery and resolution planning practices, which are reviewed and approved by the Management Board at least annually. For additional details on the Group’s Regulatory Framework, information on key risk categories and on the management of its material risks, please refer to the Annual Report 2022 under the chapter “Risk report”.

Common Equity Tier 1 ratio
30.9.2023	13.9%
31.12.2022	13.4%

Economic capital adequacy ratio
30.9.2023	227%
31.12.2022	239%

Leverage ratio
30.9.2023	4.7%
31.12.2022	4.6%

Total loss absorbing capacity (TLAC)
30.9.2023 (Risk Weighted Asset based)	32.8%
30.9.2023 (Leverage Exposure based)	9.4%
31.12.2022 (Risk Weighted Asset based)	32.2%
31.12.2022 (Leverage Exposure based)	9.3%

Liquidity coverage ratio (LCR)
30.9.2023	132%
31.12.2022	142%

Total risk-weighted assets
30.9.2023	€ 354.3 bn
31.12.2022	€ 360.0 bn

Total economic capital
30.9.2023	€ 22.2 bn
31.12.2022	€ 20.9 bn

Leverage exposure
30.9.2023	€ 1,235 bn
31.12.2022	€ 1,240 bn

Minimum requirement for own funds and eligible liabilities (MREL)
30.9.2023	35.2%
31.12.2022	34.4%

Stressed net liquidity position (sNLP)
30.9.2023	€ 41.4 bn
31.12.2022	€ 48.1 bn

Net Stable Funding Ratio (NSFR)
30.9.2023	121%
31.12.2022	120%

Deutsche Bank
Earnings Report as of September 30, 2023

Risk-weighted assets

Risk-weighted assets by risk type and business segment

	Sep 30, 2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Credit risk	63,070	93,805	78,574	11,577	18,826	265,852
Settlement risk	0	27	0	0	112	138
Credit valuation adjustment (CVA)	60	5,546	28	0	627	6,262
Market risk	273	19,621	59	28	3,320	23,300
Operational risk	5,568	23,048	7,802	3,501	18,839	58,759
Total	68,971	142,047	86,462	15,107	41,724	354,311

	Dec 31, 2022 ¹
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Credit risk	68,022	93,184	79,865	9,417	18,726	269,214
Settlement risk	0	63	0	0	61	124
Credit valuation adjustment (CVA)	130	5,144	29	4	877	6,184
Market risk	847	17,895	72	28	7,289	26,131
Operational risk	5,304	23,155	7,637	3,414	18,839	58,349
Total	74,303	139,442	87,602	12,864	45,792	360,003

1Comparatives aligned to current presentation

RWA of Deutsche Bank were € 354.3 billion as of September 30, 2023, compared to € 360.0 billion at the end of 2022. The decrease of € 5.7 billion was driven by credit risk RWA and market risk RWA, while operational risk RWA were essentially flat. The decrease in credit risk RWA by € 3.4 billion was primarily driven by benefits from data and process optimization as part of the bank´s capital efficiency measures, new securitizations and foreign exchange movements. This was partially offset by an RWA increase due to regulatory changes from the introduction of new models, impacts from rating migration, exposures to clearing houses and business growth. The reduction in market risk RWA by € 2.8 billion was primarily driven by decreases in the Value-at-Risk and Stressed-Value-at-Risk components following a reduction in the qualitative and quantitative components of the capital multiplier. In addition, reductions in exposure over the summer period led to a lower Stressed-Value-at-Risk, which was partially offset by a higher Incremental Risk Charge, when compared to year end 2022. Higher operational risk RWA of € 0.4 billion was mainly driven by internal losses and scenarios as well as qualitative adjustments.

Deutsche Bank
Earnings Report as of September 30, 2023

CET1 capital reconciliation to shareholders equity

in € m.	Sep 30, 2023	Dec 31, 2022
Total shareholders’ equity per accounting balance sheet (IASB IFRS)	63,600	61,772
Difference between equity per IASB IFRS / EU IFRS³	(58)	187
Total shareholders’ equity per accounting balance sheet (EU IFRS)	63,543	61,959
Deconsolidation/Consolidation of entities	62	29
Of which:
Additional paid-in capital	0	0
Retained earnings	62	29
Accumulated other comprehensive income (loss), net of tax	0	0
Total shareholders’ equity per regulatory balance sheet	63,605	61,988
Minority Interests (amount allowed in consolidated CET1)	998	1,002
AT1 coupon and shareholder dividend deduction[1]	(931)	(1,342)
Capital instruments not eligible under CET1 as per CRR 28(1)	(24)	(14)
Common Equity Tier 1 (CET1) capital before regulatory adjustments	63,647	61,634
Prudential filters	(995)	(1,427)
Of which:
Additional value adjustments	(1,650)	(2,026)
Any increase in equity that results from securitized assets	(0)	(0)
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	654	600
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	0	0
Regulatory adjustments	(13,251)	(12,110)
Of which:
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,168)	(5,024)
Deferred tax assets that rely on future profitability	(2,873)	(3,244)
Negative amounts resulting from the calculation of expected loss amounts	(1,996)	(466)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,408)	(1,149)
Direct, indirect and synthetic holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Other²	(1,806)	(2,225)
Common Equity Tier 1 capital	49,401	48,097

1Interim profits are recognized subject to approval as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4)

2Includes capital deductions of € 1.4 billion (Dec 22: € 1.2 billion) based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme, € 0.3 billion (Dec 22: € 1 billion) based on ECB’s supervisory recommendation for a prudential provisioning of non-performing exposures, € 0.2 billion (Dec 22: € 0) for shares buyback out of approved limit of € 0.5 billion, € 0.8 million (Dec 22 € 7.4: million) resulting from minimum value commitments as per Article 36 (1)(n) of the CRR and decrease of € 2.1 million (Dec 22: € 14.7 million) CET 1 impact from IFRS 9 transitional provision as per Article 473a of the CRR

As of September 30, 2023, Deutsche Bank´s CET1 capital ratio increased to 13.9% compared to 13.4% as of December 31, 2022. The increase of 58 basis points is mainly driven by higher CET1 capital and includes the impact from decreased RWA as outlined in the previous section.

CET1 capital increased by € 1.3 billion compared to December 31, 2022, which was mainly the result of increased total shareholders’ equity of € 1.6 billion. Benefits from € 0.4 billion lower regulatory deductions for future common share dividend and AT1 coupon payments in line with the ECB Decision (EU) (2015/656) on the recognition of interim or year-end profits in CET1 capital in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4) and € 0.4 billion lower deductions for additional value adjustments were more than offset by € 1.1 billion higher regulatory adjustments. Changes in regulatory adjustments were mainly driven by € 1.5 billion higher expected loss shortfall deduction due to model changes, partly offset by € 0.8 billion lower prudential provisions for non-performing exposures and deductions in relation to € 0.2 billion share buybacks (out of approved limit of € 0.5 billion share buy back program started in the third quarter of 2023).

Deutsche Bank
Earnings Report as of September 30, 2023

Economic capital adequacy ratio and economic capital

The economic capital adequacy ratio was 227% as of September 30, 2023, compared to 239% as of December 31, 2022. The decrease was mainly driven by the increase in economic capital demand, which was partly offset by the increase in economic capital supply.

The economic capital demand amounted to € 22.2 billion as of September 30, 2023, compared to € 20.9 billion as of December 31, 2022. The increase of € 1.3 billion was mainly driven by the economic capital demand for market risk and credit risk. The economic capital demand for market risk increased by € 0.6 billion primarily driven by higher interest rates risk exposure . The economic capital demand for credit risk increased by € 0.5 billion mainly due to the newly added capital demand for climate risk.

The economic capital supply amounted to € 50.2 billion as of September 30, 2023, compared to € 50.0 billion as of December 31, 2022. The increase of € 0.2 billion was primarily driven by € 3.4 billion positive net income, which was partly offset by € 0.9 billion deductions for future common share dividend and AT1 coupon payments, € 0.5 billion share buyback program, a € 1.5 billion higher capital deduction from expected loss shortfall and € 0.3 billion currency translation adjustments.

Leverage ratio and leverage exposure

A minimum leverage ratio requirement of 3% was introduced effective starting with June 28, 2021. Starting with January 1, 2023, an additional leverage ratio buffer requirement of 50% of the applicable G-SII buffer rate applies. This additional requirement equals 0.75% for Deutsche Bank.

As of September 30, 2023, Deutsche Bank’s leverage ratio was 4.7% compared to 4.6% as of December 31, 2022. This takes into account a Tier 1 capital of € 57.7 billion over an applicable exposure measure of € 1,235.2 billion as of September 30, 2023 (€ 56.6 billion and € 1,240.5 billion as of December 31, 2022, respectively).

In the first nine months of 2023 the leverage exposure decreased by € 5.3 billion to € 1,235.2 billion, largely driven by the leverage exposure for the asset items not related to derivatives and secured financing transactions (SFTs) which decreased by € 6.7 billion. This largely reflects the development of the balance sheet (for additional information please refer to section “Movements in assets and liabilities” in this report): decreases in loans by € 20.7 billion (includes impact from regulatory clarification on treatment of specific cash pooling structures) and cash and central bank/interbank balances by € 10.6 billion were partly offset by increases in non-derivative trading assets by € 18.7 billion and pending settlements by € 6.9 billion on a net basis (€ 35.0 billion on a gross basis from seasonally low year-end levels); the remaining asset items not outlined separately decreased by € 1.0 billion. In addition, off-balance sheet leverage exposures decreased by € 2.1 billion corresponding to lower notional amounts for financial guarantees. The € 1.7 billion reduction in asset amounts deducted in determining Tier 1 capital mainly reflects higher capital deductions for negative amounts resulting from the calculation of expected loss amounts. These decreases were partly offset by SFT-related items (securities purchased under resale agreements, securities borrowed and receivables from prime brokerage) which increased by € 4.5 billion, largely in line with the development on the balance sheet. Furthermore, the leverage exposure related to derivatives increased by € 0.7 billion.

The decrease in leverage exposure in the first nine months of 2023 included a positive foreign exchange impact of € 1.5 billion, mainly due to the strengthening of the U.S. Dollar versus the Euro. The effects from foreign exchange rate movements are embedded in the movement of the leverage exposure items discussed in this section.

Deutsche Bank
Earnings Report as of September 30, 2023

Minimum Requirement of Own Funds and Eligible Liabilities (“MREL”) and Total Loss Absorbing Capacity (“TLAC”)

MREL and TLAC

in € m. (unless stated otherwise)	Sep 30, 2023	Dec 31, 2022
Regulatory capital elements of TLAC/MREL
Common Equity Tier 1 capital (CET1)	49,401	48,097
Additional Tier 1 (AT1) capital instruments eligible under TLAC/MREL	8,328	8,518
Tier 2 (T2) capital instruments eligible under TLAC/MREL
Tier 2 (T2) capital instruments before TLAC/MREL adjustments	9,035	9,531
Tier 2 (T2) capital instruments adjustments for TLAC/MREL	2,367	1,898
Tier 2 (T2) capital instruments eligible under TLAC/MREL	11,402	11,429
Total regulatory capital elements of TLAC/MREL	69,131	68,045

Other elements of TLAC/MREL
Senior non-preferred plain vanilla	47,046	47,862
Holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	–	–
Total Loss Absorbing Capacity (TLAC)	116,177	115,907
Add back of holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	0
Available Own Funds and subordinated Eligible Liabilities (subordinated MREL)	116,177	115,907
Senior preferred plain vanilla	5,022	4,552
Senior preferred structured products	3,392	3,215
Available Minimum Own Funds and Eligible Liabilities (MREL)	124,591	123,674

Risk Weighted Assets (RWA)	354,311	360,003
Leverage Ratio Exposure (LRE)	1,235,211	1,240,483

TLAC ratio
TLAC ratio (as percentage of RWA)	32.79	32.20
TLAC requirement (as percentage of RWA)	23.15	22.57
TLAC ratio (as percentage of Leverage Exposure)	9.41	9.34
TLAC requirement (as percentage of Leverage Exposure)	6.75	6.75
TLAC surplus over RWA requirement	34,167	34,638
TLAC surplus over LRE requirement	32,800	32,174

MREL subordination
MREL subordination ratio¹	32.79	32.20
MREL subordination requirement¹	24.69	24.85
Surplus over MREL subordination requirement	28,711	26,430

MREL ratio
MREL ratio¹	35.16	34.35
MREL requirement¹	30.36	29.46
MREL surplus over requirement	17,035	17,600

1As percentage of RWA (requirement including the combined buffer requirement)

MREL ratio development

As of September 30, 2023, available MREL were 124.6 billion, corresponding to a ratio of 35.16% of RWA. This means that Deutsche Bank has a surplus of € 17.0 billion above the Group’s MREL requirement of € 107.6 billion (i.e. 30.36% of RWA including combined buffer requirement). € 116.2 billion of the Group’s available MREL were own funds and subordinated liabilities, corresponding to a MREL subordination ratio of 32.79% of RWA, a buffer of € 28.7 billion over the Group’s subordination requirement of € 87.5 billion (i.e. 24.69% of RWA including combined buffer requirement). Compared to December 31, 2022, available MREL and subordinated MREL increased due to quarterly earnings increasing CET1 and new issuances. At the same time, the MREL requirement increased by higher countercyclical and systemic risk buffer requirements applicable in Germany and higher requirements set by the Single Resolution Board.

TLAC ratio development

As of September 30, 2023, TLAC was € 116.2 billion and the corresponding TLAC ratios were 32.79% of RWA and 9.41% of LRE. This means that Deutsche Bank has a comfortable TLAC surplus of € 32.8 billion over its TLAC requirement of € 83.4 billion (6.75% of LRE).

Deutsche Bank
Earnings Report as of September 30, 2023

Liquidity coverage ratio

The Group’s Liquidity Coverage Ratio was 132% as of September 30, 2023, or € 51 billion of excess over the regulatory minimum of 100%. This compares to 142%, or € 64 billion of excess liquidity at December 31, 2022.The decrease is primarily related to TLTRO repayment, buy back of senior non preferred issuances and Tier 2 issuance calls with other offsetting business movements.

Stressed net liquidity position

The Group's internal eight week stressed Net Liquidity Position decreased to € 41.4 billion as of September 30, 2023 from € 48.1 billion as of December 31, 2022. The decrease was primarily on account of TLTRO repayment, deposits decrease, buy back of senior non preferred issuances and Tier 2 issuance call offset by methodology and model changes and other business movements.

Net Stable Funding Ratio

The Group’s Net Stable Funding Ratio (NSFR) as of September 30, 2023, was 121% or a surplus of € 105 billion over the regulatory minimum of 100%. This compares to 120%, or a surplus of € 99 billion over the regulatory minimum of 100% as of December 31, 2022.

IFRS 9 Impairment

Model overview

During the first three quarters of 2023, Deutsche Bank continued to apply the same IFRS 9 impairment model and methodologies, key assumptions and risk management activities as disclosed in the Annual Report 2022, with the following updates.

As outlined in that report, the Group leverages existing models used for the determination of capital demand under the Basel Internal Ratings Based Approach and internal risk management practices to calculate the bank’s expected credit losses (ECL).

In September 2023, the Group received approval from authorities to align the Probability of Default (PD) model for large corporates and leveraged lending with regulatory requirements. The model is used for the determination of capital demand under the Basel Internal Ratings Based Approach, for internal risk management practices and is leveraged for IFRS 9 ECL purposes. The related change in estimate reduced the Group’s ECL by € 101 million.

In July 2023, the Group completed the migration of Postbank clients into the IT systems of Deutsche Bank, which resulted in a Group-wide alignment of the IFRS 9 impairment model and methodologies, while specific models previously applied for Postbank were decommissioned. This alignment resulted in an immaterial net increase in the Group’s allowance for credit losses.

Model validations and other model refinements conducted in the future may lead to further ECL impacts which cannot be reliably estimated at this point in time.

The section below focuses on the latest developments and uncertainties in the first three quarters of 2023 and their consideration in ECL calculation, along with the bank’s ongoing credit risk management activities and governance framework. These activities include, but are not limited to, regular emerging risk reviews as well as portfolio deep dives, day to day risk management on the level of individual borrowers, and regular model validations. The Group also considers each reporting period if there are any potential model imprecisions or uncertainties not included in the model that require an overlay. Lastly, the Group presents a sensitivity analysis for one of the key inputs into the IFRS 9 model (i.e., forward looking macroeconomic variables).

Deutsche Bank
Earnings Report as of September 30, 2023

Forward-looking information

The tables below contain the macroeconomic variables (MEV’s) included in the application of forward-looking information in the IFRS 9 model as of September 30, 2023 and as of December 31, 2022. At each reporting date, the consensus data included the latest macroeconomic developments and no overlays were required.

Macroeconomic variables applied

	as of September 2023¹ ²
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
Commodity - Gold	1,961.88	1,984.95
Commodity - WTI	79.27	83.01
Credit - CDX Emerging Markets	220.12	203.67
Credit - CDX High Yield	440.08	419.39
Credit - CDX IG	69.87	68.42
Credit - High Yield Index	4.10%	3.83%
Credit - ITX Europe 125	75.35	72.74
Equity - MSCI Asia	1,250	1,249
Equity - Nikkei	32,349	33,220
Equity - S&P500	4,352	4,438
GDP - Developing Asia	4.56%	4.75%
GDP - Emerging Markets	3.89%	4.17%
GDP - Eurozone	0.40%	1.04%
GDP - Germany	0.02%	1.24%
GDP - Italy	0.31%	1.01%
GDP - USA	1.60%	1.21%
Real Estate Prices - US CRE Index	352.57	346.38
Unemployment - Eurozone	6.63%	6.67%
Unemployment - Germany	3.04%	3.28%
Unemployment - Italy	7.85%	7.93%
Unemployment - Japan	2.57%	2.43%
Unemployment - Spain	12.12%	11.91%
Unemployment - USA	4.06%	4.43%

1MEV as of 25 September 2023

2Year 1 equals third quarter of 2023 to second quarter of 2024, Year 2 equals third quarter of 2024 to second quarter of 2025

	as of December 2022¹ ²
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
Commodity - Gold	1,745.84	1,797.74
Commodity - WTI	90.19	88.79
Credit - CDX Emerging Markets	260.99	239.03
Credit - CDX High Yield	489.77	476.53
Credit - CDX IG	85.33	84.94
Credit - High Yield Index	4.46%	4.31%
Credit - ITX Europe 125	101.26	96.50
Equity - MSCI Asia	1,178	1,176
Equity - Nikkei	28,427	29,287
Equity - S&P500	3,933	4,011
GDP - Developing Asia	3.95%	4.60%
GDP - Emerging Markets	3.31%	3.94%
GDP - Eurozone	0.87%	0.53%
GDP - Germany	(0.26)%	1.00%
GDP - Italy	0.32%	0.68%
GDP - USA	0.62%	0.61%
Real Estate Prices - US CRE Index	352.41	343.97
Unemployment - Eurozone	7.03%	7.15%
Unemployment - Germany	3.22%	3.33%
Unemployment - Italy	8.24%	8.53%
Unemployment - Japan	2.56%	2.42%
Unemployment - Spain	13.06%	12.98%
Unemployment - USA	4.05%	4.75%

1MEV as of December 12, 2022 which barely changed until December 30, 2022

2Year 1 equals fourth quarter of 2022 to third quarter of 2023, Year 2 equals fourth quarter of 2023 to third quarter of 2024

Deutsche Bank
Earnings Report as of September 30, 2023

Focus areas in third quarter of 2023

Commercial Real Estate

Commercial Real Estate (CRE) markets continue to face headwinds due to the impacts of rising interest rates, decreasing market liquidity combined with tightened lending conditions which have an additional negative impact in particular to the U.S. office market. The combination of risk factors leads to higher refinancing risk for maturing loans as some transactions may have to be adjusted to qualify for an extension to ensure appropriate debt service coverage and loan-to-value (LTV) ratios.

The CRE portfolio across the Group consists of financing/lending arrangements that comprise recourse and non-recourse financing, across various parts of the Group and client segments. While the exact definition of CRE exposure is subjective, the Group’s CRE portfolio includes exposures reported under the Main Credit Exposure Categories by Industry Sectors for Real Estate Activities NACE was € 50.9 billion and € 48.0 billion as of September 30, 2023 and December 31, 2022, respectively. Please refer to “Risk Report” in the Combined Management Report in the Annual Report 2022.

Exposures reported under Real Estate Activities NACE which are recourse CRE financing have an inherently lower risk profile as they typically benefit from recourse to creditworthy entities or individuals, in addition to mortgage collateral, with internal ratings based on the financial strength of the guaranteeing entities/individuals. Exposures range from secured recourse lending for business or commercial properties to property companies, Wealth Management clients, as well as other private and corporate clients.

Non-recourse financings are subject to usually higher risk since sources of repayment are typically limited to the cash flows generated by the financed property and the ability to refinance such loans may be constrained by the underlying property value and income stream generated by such property at the time of refinancing. Non-recourse exposures reported under Real Estate Activities (NACE) was € 26.2 billion and € 24.8 billion as of September 30, 2023, and December 31, 2022, respectively.

Based on Deutsche Bank’s definition of non-recourse CRE loans, the total non-recourse portfolio as of September 30, 2023, and December 31, 2022, respectively, amounted to € 39.7 billion and € 38.9 billion, respectively, which included exposures not reported under the Real Estate Activities (NACE). These non-recourse portfolios are primarily in the core CRE business units of the Investment Bank and Corporate Bank, with additional smaller portfolios added across other business units.

Amidst interest rate hikes commencing in 2022 and real estate market stress increasing, the Group has proactively worked with borrowers to address upcoming maturities in the non-recourse portfolio. One of the key mitigants to refinancing risks remains that Deutsche Bank is primarily lending to strong institutional sponsors with significant equity invested in the financed properties.

To obtain a more comprehensive understanding of potential downside risks, Deutsche Bank continues to utilize stress testing. In the third quarter, the bank has run a severe stress test on a subset of the non-recourse financing portfolio deemed higher risk, which includes all non-recourse loans except for sub-portfolios subject to less risky risk drivers such as data centers and municipal social housing. As of September 30, 2023, the stress-tested non-recourse portfolio amounted to € 32.4 billion of the € 39.7 billion non-recourse portfolio, based on Deutsche Bank’s definition. The reduction in the stress-tested and the overall non-recourse CRE portfolio since June 30, 2023 was € 0.6 billion and € 0.4 billion, respectively, driven by paydowns and commitment reductions in the Investment Bank.

The stress-tested portfolio comprises multiple property types, with the largest concentration of 43% in office space, while residential, hospitality and retail account for 13%, 10% and 9%, respectively as of September 30, 2023 and 41%, 12% 11 % and 9 % as of December 31, 2022. Weighted average loan-to-value (LTV) is around 64% in the Investment Bank, 54% in the Corporate Bank, and 63% in other business units as of September 30, 2023 and 62%, 53 % and 56 % as of December 31, 2022. As of September 30, 2023, 54% of the portfolio were related to the U.S. (thereof 43% office space, mainly in New York, Los Angeles, San Francisco and Seattle), 38% to Europe, and 8% to the APAC region. This compares to 55 % related to the U.S., 39 % to Europe and 7 % to the APAC region as of December 31, 2022. The bank’s loan originations were primarily focused on larger, institutional quality assets in more liquid primary markets.

For the three and nine months ended September 30, 2023, and September 30, 2022, respectively, the total provision for credit losses for the total non-recourse CRE financing portfolio was € 121 million (2022: € 48 million) and € 263 million (2022: € 80 million), respectively. As of September 30, 2023, 17% and 6% of the exposure were in Stage 2 and Stage 3, and 14% and 4% as of December 31, 2022, respectively. For the three and nine months ended September 30, 2023, respectively ended September 30, 2022, provision for credit losses for the stress-tested total non-recourse CRE financing portfolio was € 94 million (2022: € 50 million) and € 227 million (2022: € 68 million), respectively. Thereof, € 66 million (2022: € 40 million) and € 175 million (2022: € 62 million), respectively, were related to the U.S. region.

Deutsche Bank
Earnings Report as of September 30, 2023

As of September 30, 2023, the Group considered the impact of its severe stress scenario on the bank’s higher-risk non-recourse CRE portfolio focused on property values. The stress scenario applied haircuts ranging from 5% - 23% on top of the observed market index decline for each property type assuming a liquidation scenario, with the index decline being more pronounced versus the one applied in the prior quarter. Based on these assumptions, such a severe stress could result in approximately € 900 million of credit losses spread over multiple years, which would equate to 19 basis points (bps) of the total loan book. The increase compared to the prior quarter is primarily driven by changes in the price index for U.S. offices. The likelihood and magnitude of occurrence will depend on the developments of the CRE markets, particularly in the U.S., and depend on the exposure specific fundamentals which allow a borrower to refinance. It is important to emphasize that this stress scenario is only an estimation and does not assume additional sponsor support, which could significantly reduce the actual expected credit losses.

Considering the above, the Group remains highly selective around new business, focusing on more resilient asset classes such as industrial or logistics.

Residential Real Estate

The Group’s Residential Real Estate portfolio consists of mainly private client mortgage loans which are regularly repaid and fully recourse. The majority of these loans are in Germany where mortgage loans have a long-fixed period. Current unemployment rates in Germany, Italy and Spain are stable so there is no major increase in risk related to private clients.

In instances where Deutsche Bank has identified counterparties where credit quality has or is expected to deteriorate to the point where they present a heightened risk of default/loss, the respective counterparty is placed on the watchlist, and the counterparty is generally transferred to Stage 2. Deutsche Bank aims to identify those counterparties well in advance of payment issues materializing and continues to refine its early warning capabilities to support the identification of vulnerable clients or portfolios.

Overall Assessment of ECL’s

To ensure that Deutsche Bank’s ECL model accounted for the uncertainties in the macroeconomic environment throughout the third quarter and first nine months of 2023, the Group continued to review emerging risks, assessed potential baseline and downside impacts and required actions to manage the bank’s credit strategy and risk appetite. The outcome of these reviews concluded that the bank adequately provisioned for its expected credit losses as of September 30, 2023 and December 31, 2022.

Results from the above reviews and development of key portfolio indicators are regularly discussed at the Credit Risk Appetite and Management Forum and Group Risk Committee. Where necessary, actions and measures are taken to mitigate the risks. Client ratings are regularly reviewed to reflect the latest macroeconomic developments and where potentially significant risks are identified clients are moved to the watchlist (Stage 2), forbearance measures may be negotiated, and credit limits and collateralization are reviewed. Overall, the Group believes that based on its day-to-day risk management activities and regular reviews of emerging risks it has adequately provided for its ECL.

Overlays applied to the IFRS 9 model output

The Group regularly reviews the IFRS 9 methodology and processes, key inputs into the ECL calculation and discusses upcoming model changes, potential model imprecisions or other estimation uncertainties, for example in the macroeconomic environment to determine if any material overlays are required.

Other than the overlay related to the new definition of default as disclosed in the Annual Report 2022, the Group did not identify any additional downside risks not reflected in the IFRS 9 ECL model or other material model imprecisions that would require an additional overlay.

Model sensitivity

The Group has identified three key model assumptions included in the IFRS 9 model. These include forward looking macroeconomic variables, the quantitative criteria for determining if a borrower has incurred a significant increase in credit risk and transferred to Stage 2, and the LGD setting on homogenous portfolios in Stage 3. Below the bank provides sensitivity analysis on the potential impact on forward looking macroeconomic variables, if these variables were to deviate from the bank’s base case expectations. The sensitivity of the quantitative criteria for determining if a borrower has incurred a significant increase in credit risk and transferred to Stage 2 and the LGD setting on homogenous portfolios in Stage 3 have not materially changed versus amounts disclosed in the Annual Report 2022.

Deutsche Bank
Earnings Report as of September 30, 2023

Macroeconomic Variables

The sensitivity of the ECL model with respect to potential changes in projections for key MEVs is shown in the tables below, which provides ECL impacts for Stages 1 and 2 from one sigma downward and upward shifts applied separately to each group of MEV as of September 30, 2023, and December 31, 2022. A sigma shift is a standard deviation used in statistics and probability calculations and is a measure of the dispersion of the values of a random variable. Each of these groups consists of MEVs from the same category:

  – GDP growth rates: includes U.S., Eurozone, Germany, Italy, Developing Asia, Emerging Markets
  – Unemployment rates: includes U.S., Eurozone, Germany, Italy, Japan, Spain
  – Equities: S&P500, Nikkei, MSCI Asia
  – Credit spreads: ITX Europe 125, High Yield Index, CDX IG, CDX High Yield, CDX Emerging Markets
  – Real Estate: Commercial Real Estate Price Index
  – Commodities: WTI oil price, Gold price

Although interest rates and inflation are not separately included in the MEVs above, the economic impact of these risks is reflected in other macroeconomic variables, such as GDP growth rates, unemployment, equities and credit spreads as higher rates and inflation would filter through these forecasts and be included in the ECL model and sensitivity analysis below.

In addition, the sensitivity analysis only includes the impact of the aggregated MEV group (i.e., potential correlation between different MEV groups or the impact of management overlays is not taken into consideration). ECLs for Stage 3 are not affected and not reflected in the following tables as its calculation is independent of the macroeconomic scenarios.

Sensitivity impact is lower as of September 30, 2023, compared to December 31, 2022, due to portfolio changes and minor improvements of base MEV projections which the analyses were based on.

IFRS 9 – Sensitivities of Forward-Looking Information applied on Stage 1 and Stage 2 – Group Level

	Sep 30, 2023
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(89.1)	(1)pp	94.7
Unemployment rates	(0.5)pp	(45.1)	0.5pp	50.3
Real estate prices	5%	(5.0)	(5)%	5.2
Equities	10%	(11.4)	(10)%	14.1
Credit spreads	(40)%	(26.0)	40%	29.8
Commodities¹	10%	(11.3)	(10)%	12.1

1The sign of the shift applies to oil prices changes. Gold price changes have the opposite sign

	December 31, 2022
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(83.3)	(1)pp	101.4
Unemployment rates	(0.5)pp	(40.8)	0.5pp	58.0
Real estate prices	5%	(5.6)	(5)%	6.0
Equities	10%	(15.8)	(10)%	19.6
Credit spreads	(40)%	(37.9)	40%	42.6
Commodities¹	10%	(14.8)	(10)%	15.6

1The sign of the shift applies to oil prices changes. Gold price changes have the opposite sign

IFRS 9 Expected Credit Losses

Provision for credit losses was € 245 million in the third quarter of 2023, down from € 401 million in the second quarter of 2023. The reduction was mainly driven by Stage 1 and Stage 2 provisions, which were releases of € 101 million in the third quarter 2023, compared to increases of € 63 million in the second quarter of 2023. Stage 1 and Stage 2 releases in the third quarter 2023, primarily in the Corporate Bank and the Investment Bank, reflected an one-time model change and improved macroeconomic forecasts for the US. Stage 3 (non-performing) provisions remained fairly stable quarter over quarter.

Compared to the third quarter 2022, provision for credit losses decreased by € 105 million, thereof releases relating to Stage 1 and Stage 2 of € 114 million, primarily related to the aforementioned model change, and increases of € 9 million in Stage 3.

In the first nine months, provision for credit losses was € 1.0 billion, compared to € 875 million recorded for the same period in 2022. The higher provision was mainly driven by the Private Bank, which recorded charges of € 588 million in the first nine months of 2023, versus € 358 million in the comparison period 2022. This increase includes two larger Stage 3 events of € 118 million in total related to the International Private Bank in the first quarter of 2023.

Deutsche Bank
Earnings Report as of September 30, 2023

Exposure to Russia

As disclosed in the Annual Report 2022, Deutsche Bank continues to have limited exposure to Russia. The following table provides an overview of total Russian exposures, including overnight deposits with the Central Bank of Russia in the amount of € 0.6 billion as of September 30, 2023 (€ 0.8 billion as of December 31, 2022) and other receivables, which are subject to IFRS 9 impairment, and correspondent allowance for credit losses by stages as of September 30, 2023 and December 31, 2022.

Breakdown of total exposure and allowance for credit losses by stages

	Sep 30, 2023			Dec 31, 2022
in € m.	Total Exposure	Allowance for Credit Losses[1]	Total collateral and guarantees	Total Exposure	Allowance for Credit Losses[1]	Total collateral and guarantees
Stage 1	168	1	93	209	0	59
Stage 2	899	5	332	1,182	10	375
Stage 3	212	11	97	336	68	152
Total	1,279	16	522	1,726	79	586

1Allowance for credit losses do not include allowance for country risk amounting to € 2 million as of September 30, 2023 and € 11 million as of December 31, 2022

Total exposure of € 1.3 billion consists of € 0.6 billion loan exposure to Russia, € 58 million of undrawn commitments and € 0.6 billion of unsecured overnight deposits in Rubles with the Central Bank of Russia (which continues to be reflected in Stage 2 as of September 30, 2023); the residual unsecured exposure, excluding the unsecured overnight deposits in Rubles with the Central Bank of Russia, is mainly driven by loans with large Russian companies.

Asset quality

This section describes the quality of debt instruments subject to impairment, which under IFRS 9 consist of debt instruments measured at amortized cost (AC), financial instruments at fair value through other comprehensive income (FVOCI) as well as off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as ‘Financial Assets’).

The following table provides an overview of the exposure amount and allowance for credit losses by class of financial instrument broken down into stages as per IFRS 9 requirements.

Overview of financial instruments subject to impairment

	Sep 30, 2023					Dec 31, 2022
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost¹
Gross carrying amount	698,201	54,355	11,869	938	765,363	729,021	45,335	11,379	1,041	786,776
of which: Loans	427,442	51,825	11,611	933	491,811	440,556	43,711	10,686	1,027	495,979
Allowance for credit losses²	447	686	3,873	175	5,182	533	626	3,656	180	4,995
of which: Loans	427	685	3,760	175	5,047	507	619	3,491	174	4,790

Fair value through OCI
Fair value	31,802	952	66	0	32,820	31,123	482	70	0	31,675
Allowance for credit losses	12	8	43	0	63	14	12	43	0	69

Off-balance sheet positions
Notional amount	295,393	20,072	2,544	6	318,015	296,062	18,478	2,625	8	317,173
Allowance for credit losses³	107	99	183	0	389	144	97	310	0	551

1Financial assets at amortized cost consist of: Loans at amortized cost, Cash and central bank balances, Interbank balances (w/o central banks), Central bank funds sold and securities purchased under resale agreements, Securities borrowed and certain subcategories of Other assets

2Allowance for credit losses do not include allowance for country risk amounting to € 13 million as of September 30, 2023 and € 14 million as of December 31, 2022

3Allowance for credit losses do not include allowance for country risk amounting to € 10 million as of September 30, 2023 and € 9 million as of December 31, 2022

Deutsche Bank
Earnings Report as of September 30, 2023

Impact on goodwill and other intangible assets from geopolitical events

Goodwill, indefinite and definite life intangible assets are tested for impairment annually in the fourth quarter or more frequently if there are indications that the carrying value may be impaired. Goodwill is tested for impairment purposes on the cash-generating unit (CGU) level. Definite life intangible assets are generally tested on CGU level as they do not generate cash inflows that are largely independent of those from other assets. Indefinite life intangible assets are tested at the individual asset level.

As of September 30, 2023, an analysis was performed to evaluate if an impairment loss needed to be recognized for the Group’s goodwill allocated to the Asset Management CGU or the indefinite life intangible asset related to Asset Management’s retail investment management agreements (shown under unamortized intangible assets). As part of the analysis, the assumptions and their sensitivities of the annual goodwill impairment test for the retail investment management agreement intangible asset were reviewed and neither asset had any indication of impairment.

Deutsche Bank
Earnings Report as of September 30, 2023

Additional information

Management and Supervisory Board

Management Board

On April 26, 2023, the Supervisory Board:

  – Noted that Karl von Rohr, responsible for the Private Bank, Asset Management and the German and EMEA regions, will not renew his contract once his current term as Management Board Member concludes on October 31, 2023
  – Agreed that Christiana Riley, CEO for the Americas, will leave the Management Board after conclusion of the Annual General Meeting on May 17, 2023; she has decided to take on a new challenge outside of Deutsche Bank
  – Appointed Claudio de Sanctis to become new Member of the Management Board with responsibility for the Private Bank as of November 1, 2023

After the Annual General Meeting on May 17, 2023:

  – Christiana Riley left the Management Board
  – Stefan Simon took on additional responsibilities and became CEO for the Americas.

Rebecca Short assumed her expanded role as Chief Operating Officer (COO) on June 1, 2023 with additional responsibility for Human Resources and Global Real Estate.

On June 20, 2023, the Supervisory Board decided to bring forward the appointment of Claudio de Sanctis as a member of the Management Board as of July 1, 2023.

On July 1, 2023, earlier than planned, Karl von Rohr handed over his functional responsibilities as follows:

  – Claudio de Sanctis took over responsibility for the Private Bank
  – Alexander von zur Mühlen assumed responsibility for Europe, the Middle East and Africa (EMEA, excluding the UK and Ireland) and Germany in addition to his existing mandate in the Asia-Pacific region
  – James von Moltke assumed additional responsibility for Asset Management.

There were no further changes in the Management Board in the third quarter of 2023.

Deutsche Bank
Earnings Report as of September 30, 2023

Supervisory Board

Ludwig Blomeyer-Bartenstein, Martina Klee, Gabriele Platscher, Detlef Polaschek, Bernd Rose, Stefan Viertel and Frank Werneke were members of the Supervisory Board until the end of the Annual General Meeting on May 17, 2023.

The election of employee representatives took place on April 5, 2023:

  – The following were newly elected: Susanne Bleidt, Manja Eifert, Claudia Fieber, Birgit Laumen, Gerlinde M. Siebert, Frank Schulze, Stephan Szukalski and Jürgen Tögel.
  – The following were re-elected: Jan Duscheck and Timo Heider.

At the conclusion of the Annual General Meeting on May 17, 2023, Mayree Clark, John Alexander Thain, Michele Trogni and Professor Dr. Norbert Winkeljohann’s periods of office as members of the Supervisory Board ended as scheduled. They were re-elected members of the Supervisory Board as of May 17, 2023, for a period of four years.

At its subsequent meeting, the Supervisory Board elected Frank Schulze as Deputy Chairman.

There were no changes in the Supervisory Board in the third quarter of 2023.

Deutsche Bank
Earnings Report as of September 30, 2023

Events after the reporting period

In April 2023, Deutsche Bank announced that it reached an agreement on an all-cash offer for the acquisition of Numis. On October 13, 2023, Deutsche Bank completed the transaction and acquired a 100% interest in Numis for a cash purchase price of GBP 397 million. The acquisition is intended to allow Deutsche Bank to accelerate its Global Hausbank strategy by unlocking a much deeper engagement with corporate clients in the United Kingdom.

The determination of the fair values of the identifiable acquired assets and liabilities assumed at the closing date is ongoing and such fair values are currently not reliably estimable. Deutsche Bank expects to assign any related goodwill to the Investment Bank cash-generating unit (CGU). Given the value of the Investment Bank CGU it is further expected that any recognized goodwill will be considered impaired and immediately written off in the fourth quarter 2023.

Basis of preparation/impact of changes in accounting principles

This Earnings Report of Deutsche Bank Aktiengesellschaft, Taunusanlage 12, Frankfurt am Main, Germany and its subsidiaries (collectively the “Group” or “Deutsche Bank”) for the nine-month period ended September 30, 2023, is stated in euros, the presentation currency of the Group. It has been prepared based on the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

For purposes of the Group’s primary financial reporting outside the United States, the Group prepares its Earnings Report in accordance with IFRS as endorsed by the EU. For purposes of the Group’s Earnings Report prepared in accordance with IFRS as endorsed by the EU, the Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of IAS 39. The purpose of applying the EU carve out version of IAS 39 is to align the Group’s hedge accounting approach with its risk management practice and the accounting practice of its major European peers. Under the EU carve out version of IAS 39 fair value macro hedge accounting may be applied to core deposits. In addition, the EU carve out version of IAS 39 hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket. If the revised amount of cash flows in scheduled time buckets is more than the original designated amount then there is no hedge ineffectiveness. Under IFRS as issued by the IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits. In addition, under IFRS as issued by the IASB hedge ineffectiveness arises for all fair value macro hedge accounting relationships whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

The application of the EU carve out version of IAS 39 had a negative impact of € 400 million on profit before tax and of € 283 million on profit after tax for the nine-month period ended September 30, 2023, compared to a negative impact of € 156 million on profit before taxes and of € 122 million on profit post taxes for the nine-month period ended September 30, 2022. The application of the EU carve out version of IAS 39 had a negative impact of € 649 million on profit before tax and of € 460 million on profit after tax for the three-month period ended September 30, 2023, compared to a positive impact of € 753 million on profit before taxes and of € 595 million on profit post taxes for the three-month period ended September 30, 2022. The Group’s regulatory capital and ratios thereof are also reported on the basis of the EU carve-out version of IAS 39. For the nine-month period ended September 30, 2023, application of the EU carve-out had a negative impact on the CET1 capital ratio of about 8 basis points and a negative impact of about 3 basis points for the nine-month period ended September 30, 2022.

The Group’s Earnings Report is unaudited and includes the consolidated balance sheet as of September 30, 2023, the related consolidated statements of income and comprehensive income for the nine-month period ended September 30, 2023, as well as other information.

The Group’s Earnings Report should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for the year ended December 31, 2022, for which the same accounting policies, critical accounting estimates and changes in accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Recently adopted accounting pronouncements”.

Deutsche Bank
Earnings Report as of September 30, 2023

The preparation of financial information under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates, especially in relation to potential impacts from the rise in inflation and resulting increases in interest rates since the start of the war in Ukraine, and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

As of January 1, 2023, the Group discontinued its COVID-19 related disclosures based on recent regulatory and accounting guidance and its own assessment that such specific disclosures are no longer relevant.

The Group has considered the war in Ukraine and its impact on the financial statements. Further details on the related risks, exposures and the impact on financial instrument impairment can be found in the sections, “IFRS 9 impairment” and “Exposure to Russia”.

Recently adopted accounting pronouncements

The following are those accounting pronouncements which are relevant to the Group, and which have been newly applied in the first nine months of 2023.

IFRS 17 “Insurance Contracts”

On January 1, 2023, the Group adopted IFRS 17, “Insurance Contracts”, which establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. IFRS 17 replaced IFRS 4 which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner, benefiting both investors and insurance companies. Insurance obligations will be accounted for using current values – instead of historical cost. The information will be updated regularly, providing more useful information to users of financial statements. Based on the Group’s current business activities IFRS 17 did not have a material impact on the Group’s consolidated financial statements. Therefore, the Group does not provide the transition related disclosures under IFRS 17.

On January 1, 2023, the Group also adopted amendments to IFRS 17 “Insurance Contracts” that (1) addressed concerns and implementation challenges that were identified after IFRS 17 was published in 2017 and (2) narrow-scope amendments to the transition requirements of IFRS 17 for entities that first apply IFRS 17 and IFRS 9 at the same time. Neither of these amendments had a material impact on the Group’s consolidated financial statements.

IAS 12 “Income Taxes”

On January 1, 2023, the Group adopted amendments to IAS 12 “Income Taxes”. These amendments changed the deferred tax treatment related to assets and liabilities in a single transaction such that they introduce an exemption from the initial recognition exemption provided in IAS 12.15(b) and IAS 12.24. Accordingly, the initial recognition exemption does not apply to transactions in which both deductible and taxable temporary differences arise on initial recognition that result in the recognition of equal deferred tax assets and liabilities. Neither of these amendments had a material impact on the Group’s consolidated financial statements.

In December 2021, the Organization for Economic Co-Operation and Development (OECD) issued Global Anti-Base Erosion and Profit Shifting (BEPS) Rules under the Pillar 2 Framework. In May 2023, the IASB issued amendments to IAS 12 “Income Taxes” to introduce a mandatory temporary exception to the accounting for deferred taxes arising from the implementation of Pillar 2 model rules and disclosure requirements. The application of the exception outlined above has to be applied immediately with the disclosure requirements to be effective for annual periods beginning on or after January 1, 2023. The mandatory temporary exception has been applied and there has been no impact on the Group’s consolidated financial statements.

IAS 1 “Presentation of Financial Statements”

On January 1, 2023, the Group adopted amendments to IAS 1 and “IFRS Practice Statement 2” that are intended to provide guidance on deciding which accounting policies to disclose in financial statements. Accordingly, an entity is now required to disclose its material accounting policies instead of its significant accounting policies. The amendments did not have an impact on the Group’s consolidated financial statements.

Deutsche Bank
Earnings Report as of September 30, 2023

New accounting pronouncements

The following accounting pronouncements were not effective as of September 30, 2023, and therefore have not been applied in the first nine months of 2023.

IFRS 16 “Leases”

In September 2022, the IASB issued amendments to IFRS 16 “Leases” that clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the IFRS 15 requirements to be accounted for as a sale. The amendments are effective for annual periods beginning on or after January 1, 2024, with early adoption permitted. The amendment is not expected to have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

IAS 1 “Presentation of Financial Statements”

In January 2020 and July 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current”. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period. The amendments also clarify that the classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are effective for annual periods beginning on or after January 1, 2024, with early adoption permitted. They will not have a material impact on the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

In October 2022, the IASB issued a further amendment to IAS 1 that modifies the requirements described above on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. Accordingly, it clarifies that only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In line with the previous amendments, the new amendments are effective for annual periods beginning on or after January 1, 2024, with early adoption permitted. The amendments will not have a material impact on the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

IAS 21 “The Effects of Changes in Foreign Exchange Rates”

In August 2023, the IASB issued “Lack of Exchangeability (Amendments to IAS 21)” that contains guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. It also requires the disclosure of additional information when a currency is not exchangeable. The amendments are effective for annual periods beginning on or after January 1, 2025, with early adoption permitted. The amendments are not expected to have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

Business Segments

Changes in business segments

As announced in the Annual Report 2022, having fulfilled the Capital Release Unit’s de-risking and cost reduction mandate from 2019 through year end 2022, the Capital Release Unit ceased to be reported as a separate segment with effect from the first quarter of 2023. Its remaining portfolio, resources and employees are reported within the Corporate & Other segment. In line with that change, the Core Bank, which previously represented the Group excluding the Capital Release Unit, ceased to be reported as of the first quarter of 2023. The Group consists of the following reportable segments: Corporate Bank, Investment Bank, Private Bank, Asset Management and Corporate & Other. Prior-period segment information has been restated to reflect these changes.

By year end 2022, International Private Bank materially completed the wind-down of the majority of legacy assets and liabilities associated with Sal. Oppenheim. Remaining assets or liabilities are not expected to have material financial impacts going forward and will be included in the normal course of the client segment Wealth Management & Bank for Entrepreneurs. The associated disclosure of “specific revenues items” was discontinued starting in the first quarter of 2023.

Deutsche Bank
Earnings Report as of September 30, 2023

Driver-Based Cost Management allocations methodology change

As disclosed in the Annual Report 2022, the Group implemented the Driver-Based Cost Management allocations from the first quarter of 2023. The new methodology aims to provide greater transparency over the drivers of infrastructure costs and links costs more closely to service consumption by segments. This change did not affect the Group’s cost/income ratio and return on tangible equity metrics but does impact these per business segment. Therefore prior-period information has been restated, resulting in an increase in noninterest expenses (corresponding decrease in profit before tax) for Corporate Bank of € 115 million, for Investment Bank of € 83 million, for Private Bank of € 57 million, for Asset Management of € 9 million, with a corresponding decrease in noninterest expenses (corresponding reduction in loss before tax) for Corporate and Other of € 264 million for the third quarter of 2022. For the first nine month of 2022, the prior-period restatement resulted in an increase in noninterest expenses (corresponding decrease in profit before tax) for Corporate Bank of € 267 million, for Investment Bank of € 123 million, for Private Bank of € 133 million and for Asset Management of € 23 million, with a corresponding decrease in noninterest expenses (corresponding reduction in loss before tax) for Corporate and Other of € 546 million.

Total net revenues

	Three months ended		Nine months ended
in € m.	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
Interest and similar income	11,295	6,474	31,357	16,275
Interest expense	7,237	2,717	19,225	6,300
Net interest income	4,058	3,758	12,132	9,975
Commissions and fee income	2,361	2,400	7,029	7,657
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	874	24	3,052	3,143
Net gains (losses) on derecognition of financial assets measured at amortized cost	(2)	5	(6)	0
Net gains (losses) on financial assets at fair value through other comprehensive income	(12)	(22)	10	(56)
Net income (loss) from equity method investments	(23)	94	(16)	189
Other income (loss)	525	(94)	419	143
Total noninterest income	3,723	2,407	10,489	11,077
Total net revenues	7,781	6,165	22,621	21,052

Earnings per common share

	Three months ended		Nine months ended
	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
Earnings per common share:[1]
Basic	€ 0.79	€ 0.29	€ 1.52	€ 1.54
Diluted	€ 0.78	€ 0.29	€ 1.50	€ 1.51
Number of shares in million:
Denominator for basic earnings per share – weighted-average shares outstanding	2,069.4	2,082.2	2,071.8	2,085.1
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	2,107.8	2,116.1	2,108.9	2,124.5

1Earnings were adjusted by € 498 million and € 479 million before tax for the coupons paid on Additional Tier 1 Notes in the second quarter of 2023 and 2022, respectively. The coupons paid on Additional Tier 1 Notes are not attributable to Deutsche Bank shareholders and therefore need to be deducted in the calculation in accordance with IAS 33.

Deutsche Bank
Earnings Report as of September 30, 2023

Consolidated statement of comprehensive income

	Three months ended		Nine months ended
in € m.	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
Profit (loss) recognized in the income statement	1,661	647	3,745	3,802
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	(13)	108	175	1,054
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	(21)	106	(11)	160
Total of income tax related to items that will not be reclassified to profit or loss	(35)	(56)	(65)	(652)
Items that are or may be reclassified to profit or loss
Financial assets at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	(255)	(373)	(148)	(1,344)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	12	22	(10)	56
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	(246)	(305)	(318)	(622)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	103	24	294	11
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	0	0
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	378	845	(404)	2,123
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	(15)	(1)	(15)
Equity Method Investments
Net gains (losses) arising during the period	(1)	3	(32)	28
Total of income tax related to items that are or may be reclassified to profit or loss	174	250	298	697
Other comprehensive income (loss), net of tax	95	608	(222)	1,496
Total comprehensive income (loss), net of tax	1,755	1,255	3,523	5,298
Attributable to:
Noncontrolling interests	51	95	82	245
Deutsche Bank shareholders and additional equity components	1,704	1,160	3,441	5,053

Impact of ECB Targeted Longer-term Refinancing Operations (TLTRO III)

The Governing Council of the ECB decided on a number of modifications to the terms and conditions of its TLTRO III-refinancing program starting Q2 2020 in order to support funding of credit to households and firms and the economic disruption due to Covid-19. The Group considered the initial benefits that arose from borrowing under TLTRO III as government grant from a below-market loan under IAS 20 and recognizes subsequent benefits in accordance IFRS 9. The current interest rate on all remaining TLTRO III operations is indexed on the average applicable key ECB interest rates from November 23, 2022, onward. As of September 30, 2023, the Group has borrowed € 15.5 billion (September 30, 2022: € 44.7 billion) under the TLTRO III-refinancing program. The resulting net interest income includes € (208) million for the three months ended September 30, 2023 (September 30, 2022: € 30 million) and € (594) million for the nine months ended September 30, 2023 (September 30, 2022: € 253 million) under the TLTRO III program.

Deutsche Bank
Earnings Report as of September 30, 2023

Provisions

As of September 30, 2023, the Group recognized € 2.7 billion (December 31, 2022: € 2.4 billion) in provisions on its balance sheet. The provisions relate to operational risk, civil litigation, regulatory enforcement, restructuring, allowances for credit related off-balance sheet positions and other matters, including bank levies. The provisions as of September 30, 2023 are described below for civil litigation and regulatory matters and included in the Allowance for credit losses disclosures in this Report. Details on the bank’s provisions as of December 31, 2022, are disclosed in Deutsche Bank’s Annual Report 2022 in Note 10 “Restructuring”, Note 19 “Allowance for credit losses”, and Note 27 “Provisions”.

Civil litigation and regulatory enforcement matters

As of September 30, 2023, the Group recognized provisions relating to civil litigation of € 1.2 billion (December 31, 2022: € 0.6 billion) and provisions relating to regulatory enforcement matters of € 0.5 billion (December 31, 2022: € 0.6 billion). For some matters, for which the Group believes an outflow of funds is probable, but the Group could not reliably estimate the amount of the potential outflow, no provisions were recognized.

General and administrative expenses included expenses for civil litigation and regulatory enforcement matters of € 105 million for the three months ended September 30, 2023 (€ 45 million for the three months ended September 30, 2022) and € 566 million for the nine months ended September 30, 2023 (€ 187 million for the nine months ended September 30, 2022).

The increase in provisions during the first nine months of 2023 mainly related to a number of longstanding litigation matters settled in the second quarter. These matters include a settlement in a class action lawsuit brought by victims of Jeffrey Epstein for U.S. $ 75 million and a settlement in relation to a lawsuit filed in state court in California arising from bank’s role as an arranger of a second lien loan to SunEdison, Inc. for a confidential amount.

In June 2023, Rus Chem Alliance LLC (RCA), a Russian joint venture of Gazprom PJSC and RusGasDobycha JSC, filed a claim in the Russian court against Deutsche Bank seeking payment under an advance payment guarantee issued by Deutsche Bank in 2021. RCA made a payment demand under the advance payment guarantee, which the bank is unable to perform on due to EU sanctions against Russia. The Russian court is expected to not recognize the EU sanctions as a basis for not making payment. Deutsche Bank maintains assets in Russia, which could be seized if the claim is granted and enforced. The bank’s advance payment guarantee and associated costs are indemnified by a third party. In the third quarter 2023, Deutsche Bank has recognized a provision in the amount of € 258 million and a corresponding reimbursement asset under the indemnification agreement. The provision expense is offset by the recognition of that reimbursement asset.

In addition, as described in Note 27 “Provisions” in the Annual Report 2022, starting in 2016 certain clients of Deutsche Bank Polska S.A. alleged that their mortgage loan agreements in foreign currency include unfair clauses and are invalid. These clients have demanded reimbursement of the alleged overpayments under such agreements totaling over € 520 million with almost 4,300 civil claims having been commenced in Polish courts. In the second and third quarter of 2023, there was a deterioration in the risk profile with respect to the Polish FX mortgage portfolio, especially following an adverse decision from the European Court of Justice on June 15, 2023, which has affected the broader Polish banking sector. In addition, the bank refined its model for estimating the provision in the third quarter for the expected development of court verdicts and other market parameters. As a result, the provision for that matter increased by € 87 million and € 201 million in the three months and nine months ended September 30, 2023, respectively, to a total provision of € 472 million.

On July 6, 2021, the bank and several Group entities were named as defendants in a civil litigation filed in the U.S. District Court for the Southern District of Florida, alleging that the defendants facilitated or negligently failed to uncover a scheme orchestrated by certain bank customers relating to a real estate development project in Florida. The action was brought by the liquidators appointed for these customer entities. The matter proceeded to trial in April 2023 and resulted in an adverse jury trial verdict of U.S. $ 95 million. The bank has since filed a motion for judgment as a matter of law and a motion for a new trial. These motions are pending. The Group has not disclosed whether it has established a provision or contingent liability with respect to this case as such disclosure can be expected to seriously prejudice the outcome of the matter.

Deutsche Bank
Earnings Report as of September 30, 2023

On July 19, 2023, Deutsche Bank, Deutsche Bank AG New York Branch, DB USA Corporation, Deutsche Bank Trust Company Americas and DWS USA Corporation entered into a Consent Order and Written Agreement with the Federal Reserve resolving previously disclosed regulatory discussions concerning adherence to prior orders and settlements related to sanctions and embargoes and AML compliance, and remedial agreements and obligations related to risk management issues. The Consent Order alleges insufficient and tardy implementation of the post-settlement sanctions and embargoes and AML control enhancement undertakings required by prior Consent Orders the bank entered into with the Federal Reserve dated November 4, 2015, and May 26, 2017, respectively. The Written Agreement alleges various deficiencies in governance, risk management, and internal controls across the bank’s U.S. Operations, and finds that the bank must continue to implement additional improvements. The Consent Order requires the bank to pay a civil monetary penalty of U.S. $ 186 million, including U.S. $ 140 million for the violations alleged with respect to the post-settlement sanctions and embargoes and AML control enhancement undertakings, as well as a separate penalty of U.S. $ 46 million for unsafe or unsound practices stemming from the bank’s handling of its legacy correspondent banking relationship with Danske Bank Estonia, which was terminated in October 2015. The Written Agreement does not include a civil monetary penalty. Both the Consent Order and Written Agreement include certain post-settlement remediation and reporting undertakings.

On September 25, 2023, DWS agreed, without admitting or denying the SEC’s findings, to a cease-and-desist order, censure and U.S. $ 19 million civil money penalty to settle the SEC’s ESG related investigation of DWS Investment Management Americas, Inc. (DIMA) in relation to DIMA’s US business. Separately, DIMA also reached a cease-and-desist order and a U.S. $ 6 million civil money penalty to settle the SEC’s investigation of AFC-related services DIMA provided on behalf of certain DWS US (primarily retail) mutual funds, in respect of which DIMA is the investment adviser.

For the matters for which a reliable estimate can be made, but the probability of a future loss or outflow of resources is more than remote but less than probable, the Group currently estimates that as of September 30, 2023, these contingent liabilities are approximately € 2.1 billion for civil litigation matters (December 31, 2022: € 1.8 billion) and € 0.2 billion for regulatory enforcement matters (December 31, 2022: € 0.1 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party.

For other significant civil litigation and regulatory enforcement matters where the Group believes the possibility of an outflow of funds is more than remote but less than probable, but the amount is not reliably estimable, such matters are not included in the contingent liability estimates. In addition, where the Group believes the possibility of an outflow of funds is remote on other significant civil litigation and regulatory enforcement matters, the Group has neither recognized a provision nor included the matters in the contingent liability estimates.

For additional details on civil litigation and regulatory enforcement matters or groups of similar matters (some of which consist of a number of proceedings or claims) for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk, see Note 27 “Provisions” in Deutsche Bank’s Annual Report 2022 in the section captioned “Current Individual Proceedings”. The disclosed matters include matters for which the possibility of a loss is more than remote, but for which the Group cannot reliably estimate the possible loss.

Non-current assets and disposal groups held for sale

Within the balance sheet, non-current assets and disposal groups held for sale are reported in Other assets and Other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of September 30, 2023.

Non-current assets and disposal groups held for sale at the reporting date

Total assets held for sale amounted to € 9 million as of September 30, 2023 (December 31, 2022: € 40 million) and the disposal groups included liabilities of € 267 million as of September 30, 2023 (December 31, 2022: € 208 million). As of September 30, 2023 for the three and nine months ended, there were no unrealized net gains or losses (December 31, 2022: € 0 million) relating to non-current assets and disposal groups classified as held for sale recognized directly in accumulated other comprehensive income (loss).

Deutsche Bank
Earnings Report as of September 30, 2023

Non-GAAP financial measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Return on equity ratios

The Group reports a post-tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.

The post-tax returns on average shareholders’ equity and average tangible shareholders' equity are calculated as profit (loss) attributable to Deutsche Bank shareholders after Additional Tier 1 coupon as a percentage of average shareholders’ equity and average tangible shareholders' equity, respectively.

Profit (loss) attributable to Deutsche Bank shareholders after Additional Tier 1 coupon for the segments is a non-GAAP financial measure and is defined as profit (loss) excluding post-tax profit (loss) attributable to noncontrolling interests and after Additional Tier 1 coupon, which are allocated to segments based on their allocated average tangible shareholders’ equity. For the Group, it reflects the reported effective tax rate which was 30% for the third quarter of 2023 and 25% for the prior year’s comparative period. The tax rate was 30% for the nine months ended September 30, 2023, and 24% for the prior year’s comparative period. For the segments, the applied tax rate was 28% for 2023 and all quarters in 2022.

At the Group level, tangible shareholders' equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.

The reconciliation of the aforementioned ratios is set forth in the table below:

	Three months ended Sep 30, 2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Profit (loss) before tax	805	667	337	109	454	2,372
Profit (loss)	580	480	243	78	280	1,661
Profit (loss) attributable to noncontrolling interests	0	0	0	0	24	24
Profit (loss) attributable to DB shareholders and additional equity components	580	480	243	78	256	1,637
Profit (loss) attributable to additional equity components	31	69	35	6	6	146
Profit (loss) attributable to Deutsche Bank shareholders	549	412	208	72	250	1,491
Average allocated shareholders’ equity	13,083	27,863	14,564	5,254	2,144	62,908
Deduct: Average allocated goodwill and other intangible assets[1]	1,070	1,271	1,101	2,962	44	6,448
Average allocated tangible shareholders’ equity	12,013	26,593	13,463	2,291	2,100	56,460
Post-tax return on average shareholders’ equity	16.8%	5.9%	5.7%	5.5%	N/M	9.5%
Post-tax return on average tangible shareholders’ equity	18.3%	6.2%	6.2%	12.6%	N/M	10.6%

N/M – Not meaningful

1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018

Deutsche Bank
Earnings Report as of September 30, 2023

	Three months ended Sep 30, 2022
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Profit (loss) before tax	395	719	395	133	(781)	861
Profit (loss)	285	518	285	95	(535)	647
Profit (loss) attributable to noncontrolling interests	0	0	0	0	33	33
Profit (loss) attributable to DB shareholders and additional equity components	285	518	285	95	(568)	614
Profit (loss) attributable to additional equity components	20	43	22	4	5	94
Profit (loss) attributable to Deutsche Bank shareholders	265	475	262	91	(573)	520
Average allocated shareholders’ equity	12,354	26,165	13,775	5,499	3,163	60,955
Deduct: Average allocated goodwill and other intangible assets[1]	986	1,184	1,120	3,123	60	6,472
Average allocated tangible shareholders’ equity	11,368	24,981	12,655	2,376	3,103	54,483
Post-tax return on average shareholders’ equity	8.6%	7.3%	7.6%	6.6%	N/M	3.4%
Post-tax return on average tangible shareholders’ equity	9.3%	7.6%	8.3%	15.4%	N/M	3.8%

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018

	Nine months ended Sep 30, 2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Profit (loss) before tax	2,299	2,094	800	326	(139)	5,380
Profit (loss)	1,655	1,508	576	235	(229)	3,745
Profit (loss) attributable to noncontrolling interests	0	0	0	0	89	89
Profit (loss) attributable to DB shareholders and additional equity components	1,655	1,508	576	235	(318)	3,656
Profit (loss) attributable to additional equity components	91	197	99	17	18	422
Profit (loss) attributable to Deutsche Bank shareholders	1,564	1,310	477	218	(335)	3,234

Average allocated shareholders’ equity	13,229	27,612	14,304	5,241	2,265	62,651
Deduct: Average allocated goodwill and other intangible assets	1,045	1,217	1,099	2,980	45	6,386
Average allocated tangible shareholders’ equity	12,185	26,395	13,205	2,260	2,220	56,264
Post-tax return on average shareholders’ equity	15.8%	6.3%	4.5%	5.6%	N/M	6.9%
Post-tax return on average tangible shareholders’ equity	17.1%	6.6%	4.8%	12.9%	N/M	7.7%

N/M – Not meaningful

1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018

	Nine months ended Sep 30, 2022
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Profit (loss) before tax	1,084	3,239	1,210	495	(1,051)	4,976
Profit (loss)	781	2,332	871	356	(537)	3,802
Profit (loss) attributable to noncontrolling interests	0	0	0	0	106	106
Profit (loss) attributable to DB shareholders and additional equity components	781	2,332	871	356	(643)	3,697
Profit (loss) attributable to additional equity components	71	164	82	15	20	353
Profit (loss) attributable to Deutsche Bank shareholders	709	2,168	789	341	(663)	3,344
Average allocated shareholders’ equity	11,784	25,827	13,467	5,337	3,259	59,674
Deduct: Average allocated goodwill and other intangible assets	942	1,138	1,115	3,030	65	6,291
Average allocated tangible shareholders’ equity	10,842	24,689	12,352	2,306	3,194	53,384
Post-tax return on average shareholders’ equity	8.0%	11.2%	7.8%	8.5%	N/M	7.5%
Post-tax return on average tangible shareholders’ equity	8.7%	11.7%	8.5%	19.7%	N/M	8.4%

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018

Deutsche Bank
Earnings Report as of September 30, 2023

Profit (loss) before tax excluding nonoperating costs

Profit (loss) before tax excluding nonoperating costs is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is Profit (loss) before tax. Profit (loss) before tax excluding nonoperating costs is calculated by deducting nonoperating costs, which consist of (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance from Profit (loss) before tax under IFRS. A detailed overview of nonoperating costs is presented in the section “Adjusted costs/nonoperating costs”. The Group believes that a presentation of Profit (loss) before tax excluding nonoperating costs provides a more meaningful depiction of the costs associated with its operating businesses.

The following table provides a reconciliation of Profit (loss) before tax excluding nonoperating costs for the Group:

in € m. (unless stated otherwise)	Three months ended Sep 30, 2023	Three months ended Sep 30, 2022	Nine months ended Sep 30, 2023	Nine months ended Sep 30, 2022
Profit (loss) before tax	2,372	861	5,380	4,976
Nonoperating costs	199	75	943	170
Profit (loss) before tax excluding nonoperating costs	2,571	937	6,323	5,146

The following table provides a reconciliation of Profit (loss) before tax excluding nonoperating costs for the Private Bank:

in € m. (unless stated otherwise)	Three months ended Sep 30, 2023	Three months ended Sep 30, 2022	Nine months ended Sep 30, 2023	Nine months ended Sep 30, 2022
Profit (loss) before tax	337	395	800	1,210
Nonoperating costs	39	10	325	(126)
Profit (loss) before tax excluding nonoperating costs	376	405	1,125	1,084

Prior year’s comparatives aligned to presentation in the current year

Post-tax return on average tangible shareholders’ equity based on pro rata bank levies and excluding nonoperating costs

Post-tax return on average tangible shareholders’ equity based on pro rata bank levies and excluding nonoperating costs is an adjustment to the aforementioned post-tax return on average tangible shareholders’ equity, which is a non-GAAP financial measure. Post-tax return on average tangible shareholders’ equity based on pro rata bank levies and excluding nonoperating costs is based on the assumption of an equal distribution of the (expected) annual bank levies across the four quarters of the financial year and is calculated by deducting nonoperating costs from Profit (loss) attributable to Deutsche Bank shareholders. The Group believes that a presentation of Post-tax return on average tangible shareholders’ equity based on pro rata bank levies and excluding nonoperating costs provides a more meaningful depiction of the costs associated with its operating businesses and of its financial performance in the quarters given the majority of the bank levies are charged in the first quarter of the year.

A detailed overview of nonoperating costs, which consist of (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance, is presented in the section “Adjusted costs/nonoperating costs”.

in € m. (unless stated otherwise)	Three months ended Sep 30, 2023	Three months ended Sep 30, 2022	Nine months ended Sep 30, 2023	Nine months ended Sep 30, 2022
Profit (loss) attributable to DB shareholders	1,491	520	3,234	3,344
Adjustment for bank levies	(121)	(179)	105	176
Adjustment for nonoperating costs	199	75	943	170
Income tax effect from the adjustment for bank levies[1]	34	50	(29)	(49)
Income tax effect from the adjustment for nonoperating costs[1]	(56)	(21)	(264)	(48)
Profit (loss) attributable to DB shareholders excluding nonoperating costs	1,634	574	3,913	3,466
Profit (loss) attributable to DB shareholders based on pro rata bank levies and excluding nonoperating costs	1,547	445	3,988	3,593
Average allocated shareholders’ equity	62,908	60,955	62,651	59,674
Average tangible shareholders' equity	56,460	54,483	56,264	53,384
Post-tax return on average shareholders' equity excluding nonoperating costs	10.4%	3.8%	8.3%	7.7%
Post-tax return on average tangible shareholders' equity excluding nonoperating costs	11.6%	4.2%	9.3%	8.7%
Post-tax return on average shareholders' equity based on pro rata bank levies and excluding nonoperating costs	9.8%	2.9%	8.5%	8.0%
Post-tax return on average tangible shareholders' equity based on pro rata bank levies and excluding nonoperating costs	11.0%	3.3%	9.5%	9.0%

1Adjusted at a tax rate for the Group of 28% for all reporting periods

Deutsche Bank
Earnings Report as of September 30, 2023

Cost/income ratio based on pro rata bank levies and excluding nonoperating costs

Cost/income ratio based on pro rata bank levies and excluding nonoperating costs is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is the ratio of total noninterest expenses divided by total net revenues, which we refer to as our cost/income ratio. Cost/income ratio based on pro rata bank levies and excluding nonoperating costs is based on the assumption of an equal distribution of the (expected) annual bank levies across the four quarters of the financial year and is calculated by deducting nonoperating costs from noninterest expenses. The Group believes that a presentation of Cost/income ratio based on pro rata bank levies and excluding nonoperating costs provides a more meaningful depiction of the costs associated with its operating businesses and of its financial performance in the quarters given the majority of the bank levies are charged in the first quarter of the year.

A detailed overview of nonoperating costs, which consist of (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance, is presented in the section “Adjusted costs/nonoperating costs”.

in € m. (unless stated otherwise)	Three months ended Sep 30, 2023	Three months ended Sep 30, 2022	Nine months ended Sep 30, 2023	Nine months ended Sep 30, 2022
Net revenues	7,781	6,165	22,621	21,052
Noninterest expenses	5,164	4,954	16,223	15,201
Cost/Income ratio	66.4%	80.4%	71.7%	72.2%
Adjustment for bank levies	(121)	(179)	105	176
Adjustment for nonoperating costs	199	75	943	170
Noninterest expenses based on pro rata bank levies	5,285	5,133	16,119	15,025
Noninterest expenses excluding nonoperating costs	4,965	4,878	15,280	15,031
Noninterest expenses based on pro rata bank levies and excluding nonoperating costs	5,086	5,058	15,176	14,855
Cost/Income ratio excluding nonoperating costs	63.8%	79.1%	67.6%	71.4%
Cost/Income ratio based on pro rata bank levies and excluding nonoperating costs	65.4%	82.0%	67.1%	70.6%

Deutsche Bank
Earnings Report as of September 30, 2023

Adjusted costs/nonoperating costs

Adjusted costs is one of the Group’s key performance indicators and is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is noninterest expenses. Adjusted costs is calculated by deducting (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance, in total referred to as nonoperating costs, from noninterest expenses under IFRS. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with its operating businesses.

	Three months ended Sep 30, 2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Noninterest expenses	1,073	1,546	1,831	444	270	5,164
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Litigation charges, net	6	2	3	2	92	105
Restructuring and severance	23	27	35	5	4	94
Total Nonoperating costs	28	29	39	8	96	199
Adjusted costs	1,045	1,517	1,792	436	175	4,965

	Three months ended Sep 30, 2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Noninterest expenses	1,094	1,517	1,711	484	148	4,954
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Litigation charges, net	7	(7)	14	3	28	45
Restructuring and severance	6	21	(4)	5	2	30
Total Nonoperating costs	13	14	10	7	30	75
Adjusted costs	1,080	1,503	1,701	477	117	4,878

Prior year’s comparatives aligned to presentation in the current year

	Nine months ended Sep 30, 2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Noninterest expenses	3,314	4,984	5,792	1,354	780	16,223
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Litigation charges, net	96	93	102	26	249	566
Restructuring and severance	42	69	223	21	23	377
Total Nonoperating costs	137	162	325	46	272	943
Adjusted costs	3,176	4,821	5,467	1,308	508	15,280

	Nine months ended Sep 30, 2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Noninterest expenses	3,214	4,855	5,079	1,359	694	15,201
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Litigation charges, net	12	110	(51)	15	102	187
Restructuring and severance	11	32	(75)	13	3	(16)
Total Nonoperating costs	22	141	(126)	28	105	170
Adjusted costs	3,191	4,714	5,205	1,331	590	15,031

Prior year’s comparatives aligned to presentation in the current year

Deutsche Bank
Earnings Report as of September 30, 2023

Revenues excluding specific items

Revenues excluding specific items is a performance indicator that is a non-GAAP financial measure most directly comparable to the IFRS financial measure net revenues. Revenues excluding specific items is calculated by adjusting net revenues under IFRS for specific revenue items which generally fall outside the usual nature or scope of the business and are likely to distort an accurate assessment of the segmental operating performance. Excluded items are Debt Valuation Adjustment (DVA) and material transactions or events that are either one-off in nature or belong to a portfolio of connected transactions or events where the P&L impact is limited to a specific period of time. The Group believes that a presentation of net revenues excluding the impact of these items provides a more meaningful depiction of the revenues associated with the businesses.

By year end 2022 International Private Bank materially completed the wind-down of the majority of legacy assets and liabilities associated with Sal. Oppenheim. Remaining assets or liabilities are not expected to have material financial impacts going forward and will be included in the normal course of the client segment Wealth Management & Bank for Entrepreneurs. The associated disclosure of “specific revenues items” was discontinued starting in the first quarter of 2023.

	Three months ended Sep 30, 2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues	1,889	2,271	2,343	594	684	7,781
DVA	0	5	0	0	1	6
Sal. Oppenheim workout - International Private Bank (IPB)	0	0	0	0	0	0
Revenues excluding specific items	1,889	2,266	2,343	594	683	7,775

	Three months ended Sep 30, 2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues	1,564	2,372	2,267	661	(699)	6,165
DVA	0	91	0	0	2	93
Sal. Oppenheim workout - International Private Bank (IPB)	0	0	110	0	0	110
Revenues excluding specific items	1,564	2,280	2,158	661	(701)	5,962

Prior year’s comparatives aligned to presentation in the current year

	Nine months ended Sep 30, 2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net Revenues	5,805	7,323	7,180	1,803	509	22,621
DVA	0	(19)	0	0	3	(16)
Sal. Oppenheim workout - International Private Bank (IPB)	0	0	0	0	0	0
Revenues excluding specific items	5,805	7,342	7,180	1,803	506	22,637

	Nine months ended Sep 30, 2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net Revenues	4,577	8,341	6,647	1,998	(511)	21,052
DVA	0	95	0	0	(3)	92
Sal. Oppenheim workout - International Private Bank (IPB)	0	0	119	0	0	119
Revenues excluding specific items	4,577	8,246	6,528	1,998	(508)	20,840

Prior year’s comparatives aligned to presentation in the current year

Deutsche Bank
Earnings Report as of September 30, 2023

Revenues and costs on a currency adjusted basis

Revenues and costs on a currency-adjusted basis are calculated by translating prior-period revenues or costs that were generated or incurred in non-euro currencies into euros at the foreign exchange rates that prevailed during the current year period. These adjusted figures, and period-to-period percentage changes based thereon, are intended to provide information on the development of underlying business volumes and costs.

Net assets (adjusted)

Net assets (adjusted) are defined as IFRS Total assets adjusted to reflect the recognition of legal netting agreements, offsetting of cash collateral received and paid and offsetting pending settlements balances. The Group believes that a presentation of net assets (adjusted) provides a better comparison to the Group’s competitors.

in € b. (unless stated otherwise)	Sep 30, 2023	Dec 31, 2022
Total assets	1,365	1,344
Deduct: Derivatives (incl. hedging derivatives & derivatives reclassified into held for sale) credit line netting	212	228
Deduct: Derivatives cash collateral received / paid	70	70
Deduct: Securities Financing Transactions credit line netting	1	2
Deduct: Pending settlements netting	45	17
Net assets (adjusted)	1,037	1,026

Book value and tangible book value per basic share outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible book value

in € m.	Sep 30, 2023	Dec 31, 2022
Total shareholders’ equity (Book value)	63,600	61,772
Goodwill and other intangible assets[1]	(6,558)	(6,327)
Tangible shareholders’ equity (Tangible book value)	57,042	55,445

1Excludes Goodwill and other intangible assets attributable to partial sale of DWS

Basic shares outstanding

in million (unless stated otherwise)	Sep 30, 2023	Dec 31, 2022
Number of shares issued	2,040.2	2,066.8
Treasury shares	(30.9)	(28.9)
Vested share awards	44.6	45.6
Basic shares outstanding	2,053.9	2,083.4

Book value per basic share outstanding in €	30.97	29.65
Tangible book value per basic share outstanding in €	27.77	26.61

…

Deutsche Bank
Earnings Report as of September 30, 2023

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Publication
Published on October 25, 2023

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 17, 2023, under the heading “Risk Factors”.